    As filed with the Securities and Exchange Commission on November 15, 2000


                                                      Registration No. 000-31213
--------------------------------------------------------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 10-SB
                                 AMENDMENT NO. 2



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                         UNDER SECTION 12(b) or 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             TEK DigiTel Corporation
                            ------------------------
             (Exact name of registrant as specified in its charter)


            Wyoming                                  84-1465503
            -------                                  ----------
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                   Identification No.)

20030 Century Blvd., Suite 201
        Germantown, MD                                        20874
----------------------------------------                    ---------
(Address of Principal Executive Offices)                    (Zip Code)

                                 (301) 916-7600
                         -------------------------------
                           (Issuer's Telephone Number)

                                 With a copy to:
                            Cheryl A. Zeman, Esquire
                         Jean Svoboda McMaster, Esquire
                             SHUMAKER WILLIAMS, P.C.
                               Post Office Box 88
                         Harrisburg, Pennsylvania 17108
                                 (717) 763-1121

           Securities to be registered under Section 12(b) of the Act:


     Title of Each Class                   Name of Each Exchange on Which
     to be so Registered                   Each Class is to be Registered
     -------------------                   ------------------------------
            NONE


         Securities to be registered pursuant to Section 12(g) of the Act:

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                                (Title of Class)

TEK DigiTel Corporation is filing this Form 10-SB voluntarily for the purpose of making itself a reporting company under the Securities Exchange Act of 1934.


The aggregate market value of our shares of voting and nonvoting common stock, assuming conversion of our convertible Series A preferred stock, held by nonaffiliates was $11,377,904 at September 29, 2000 (a date within 60 days of the date of this registration statement). As of September 29, 2000, we had 22,954,500 shares of common stock and 2,066,667 of Series A preferred stock outstanding.

                                TABLE OF CONTENTS

                                                                           PAGE
FORWARD-LOOKING STATEMENTS...................................................1

PART I   ....................................................................1

Item 1.        DESCRIPTION OF BUSINESS.......................................1
         Our Organization....................................................1
         Our Business........................................................3
         Industry Background.................................................3
         Our Strategy........................................................5
         Our Market Opportunity.............................................11
         Distribution Methods of Our Products and Services..................12
         Status of Our New Products and Services............................13
         Our Competition....................................................14
         Principal Suppliers................................................16
         Current Dependence on a Few Major Customers........................17
         Intellectual Property..............................................19
         Government Approval................................................20
         Employees..........................................................21

RISK FACTORS................................................................21

Item 2.        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS..........................33
         Forward-Looking Statements.........................................33
         Overview ..........................................................33
         Recent Developments................................................36
         Results of Operations..............................................36
         Liquidity and Capital Resources....................................39
         Year 2000 Issues...................................................41
         New Accounting Pronouncements......................................41

Item 3.        DESCRIPTION OF PROPERTIES....................................42

Item 4.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
               MANAGEMENT...................................................42

Item 5.        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
               CONTROL PERSONS..............................................45
         Management.........................................................45
         Directors and Executive Officers ..................................45
         Advisory Board.....................................................47

Item 6.        EXECUTIVE COMPENSATION.......................................47
         Summary Compensation Table.........................................48
         Excessive Compensation Prohibited..................................48
         Option Grants and Option Exercises in Fiscal Year 1999 and
         Year-End Option Values.............................................49
         Directors' Compensation............................................49
         1997 Employee Stock Compensation Plan..............................49
         1997 Compensatory Stock Option Plan................................50
         Executive Employment Agreements....................................50
         Executive Severance Package........................................52

Item 7.        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............52

Item 8.        DESCRIPTION OF SECURITIES....................................53
         Common Stock.......................................................53
         Preferred Stock....................................................54
         Series A, Voting Convertible Preferred Stock.......................55
         Units    ..........................................................58
         Warrants ..........................................................58
         Anti-Takeover Provisions...........................................59
         Articles of Incorporation..........................................59
         Securities Laws....................................................60

PART II  ...................................................................61

Item 1.        MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY AND
               OTHER SHAREHOLDER MATTERS....................................61
         Dividend Policy....................................................62

Item 2.        LEGAL PROCEEDINGS............................................62

Item 3.        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS................62

Item 4.        RECENT SALES OF UNREGISTERED SECURITIES......................63
         Private Placement Subscription for Common Stock by Tseng Yun Tsai..64

Item 5.        INDEMNIFICATION OF DIRECTORS AND OFFICERS....................65
         Exceptions to Indemnification Rights...............................65
         Exclusion of Director Liability....................................66

WHERE YOU CAN FIND MORE INFORMATION.........................................66

PART F/S ..................................................................F-1

PART III ................................................................III-1

                           FORWARD-LOOKING STATEMENTS

         Certain statements made in this registration statement are not based on historical facts, but are intended to be forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", or "anticipates" or similar terminology, or by discussions of strategy. These statements reflect the reasonable judgment of our management with respect to future events and are subject to risk and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. We cannot guarantee that our forward-looking statements will turn out to be correct or that our beliefs or goals will not change. Our actual results could be very different from, and worse than, our expectations for various reasons, including those discussed in "Risk Factors".


         Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, an SEC-reporting company that identifies forward-looking statements and warns investors that actual results could differ materially from those in the forward-looking statements, will not be liable for any private action arising under the Securities Act of 1933 based on such forward-looking statements. Because we will not become an SEC-reporting company until this registration statement is effective, these safe harbor provisions will not apply to us until the effective date of this registration statement.



                                     PART I

         This document contains numerous technological references commonly used in the telecommunications industry. Please see the glossary of key terms that explains these terms attached to this registration statement as Exhibit 99.


Item 1. DESCRIPTION OF BUSINESS

Our Organization


         TEK DigiTel Corporation is a Wyoming business corporation. Our principal executive office is located at 20030 Century Boulevard, Suite 201, Germantown, Maryland 20874, and our telephone number is (301) 916-7600. We also employ a hardware architect in Canada and a field support engineer in Taiwan, R.O.C.


         Our stock is currently quoted in the National Quotation Bureau's Electronic Quotation Service (EQS) or "Pink Sheets" under the trading symbol TEKI. Our common stock was quoted on the National Association of Securities Dealers, Inc.'s (NASD) Over-the-Counter Electronic Bulletin Board (OTC BB) under the trading symbol TEKI until April 19, 2000, the deadline set by the NASD for compliance with its eligibility rule. The eligibility rule requires issuers to register their securities with the Securities and Exchange Commission (SEC) in order for the issuer's securities to be eligible for quotation on the OTC BB. We are submitting this registration statement to comply with the eligibility rule so that our common stock may be re-listed on the OTC BB.

         On September 12, 1995, Diversified Technologies, Inc. was incorporated under Wyoming law. On December 22, 1995, ATC Group L.L.C. (ATC LLC) was formed in Maryland to develop, manufacture and market a line of communications access products for networks. Under the terms of an agreement and plan of merger among Diversified Technologies, Inc., ATC Group, Inc. (ATC Inc.) and ATC LLC, dated June 10, 1998, ATC LLC merged into ATC Inc., a Maryland corporation and the wholly-owned subsidiary of Diversified Technologies, Inc., formed solely to facilitate this merger transaction. The effective date of the merger was July 6, 1998. Prior to the merger, Diversified Technologies, Inc. was a non-reporting OTC BB-listed company, with no substantial assets or liabilities and no operations. As a result of the merger, all of the assets, liabilities and operations of ATC LLC were merged into ATC Inc., and Diversified Technologies, Inc. changed its name to TEK DigiTel Corporation. For accounting purposes, the merger of ATC LLC with Diversified Technologies, Inc. was accounted for as a recapitalization of ATC LLC, with ATC LLC being treated as the acquiror (reverse acquisition). We recorded the assets of ATC LLC, which consisted primarily of cash totaling $145,339 and liabilities totaling $14,473, at their historical book value.

         Also, pursuant to the merger agreement, the members of ATC LLC became our officers, directors and majority stockholders. On July 6, 1998, we issued 6,200,000 shares of common stock and 2,066,667 shares of Series A Voting Convertible Preferred Stock to the members of ATC LLC in exchange for 100% of their ownership interest in ATC LLC. Our business development, as described below, essentially commenced on July 6, 1998. The merger agreement also contained many other provisions that are material to our operations. Many of these provisions ceased to apply as of July 6, 2000, but some provisions continue to apply and are described in this registration statement. A copy of the merger agreement is attached as Exhibit 2 to this registration statement.


         Glocom, Inc., Enghe Chimood, Si Tsong Chang, Thomas W. Yang and Ke-ou Chao formed ATC LLC. Since our inception, we have developed and marketed proprietary products and technologies formerly owned by ATC LLC, known as the V-Server family of products. These products incorporate both software and hardware technologies originally designed and developed by ATC LLC, as more fully described later in this registration statement.

         As stated above, we are filing this registration statement on Form 10-SB to comply with the rule changes affecting our eligibility for quotation on the OTC BB. The rules require us to make information concerning our company more readily available to the public by becoming a "reporting" company under the Securities Exchange Act of 1934. This means that we must file various reports with the SEC in a timely manner. As a result of filing this registration statement, we are obligated to file with the SEC certain interim and periodic reports, including an annual report containing audited financial statements. We believe that being a reporting company and having our common stock relisted on the OTC BB will make us more attractive to investors and potential business partners.

Our Business


         We develop equipment for use by individuals and small businesses that converts analog voice data to a digital format suitable for network transmission using standard Internet Protocols (IP). The equipment, known as a "gateway," consists of proprietary computer hardware and software that connects a standard telephone to the Internet or other digital network. This Voice over IP (VoIP) technology allows users to transmit all of their voice and fax communications using the Internet, instead of the conventional telephone network.

         Most Internet telephony system suppliers focus on developing large carrier grade IP gateway systems because their inherent business model assumes that the existing analog telephone infrastructure, the Public Switched Telephone Network (PSTN), will remain the primary network to the home/small business. While these other Internet telephony providers continue to develop large centralized VoIP solutions that rely on the PSTN, we believe that the accelerating growth of high speed, higher bandwidth Internet connections to homes and small businesses and of wireless telephones will lead to a decentralized communications model. Permanent Internet connections to homes and small businesses will be as ubiquitous as the telephone is today. As a result, we focus on developing customer premise equipment (CPE) located at the home or office. Our solutions currently eliminate some regulatory issues, and they simplify network management.

         We target our products to a new breed of telecommunications companies that base their telecommunications structure on the Internet by offering Internet connectivity and VoIP as their primary solutions, as opposed to traditional service providers that base delivery on the conventional telephone network. We believe that many of today's Internet service providers (ISPs), which provide Internet access to business and residential customers, will evolve into this type of telecommunications company. Our products will allow these new telecommunications companies to provide a full suite of Internet and telephony services quickly and economically.


Industry Background


         The impact of deregulation, competition and the Internet have created a turbulent telecommunications industry. Fueled by the allure of free or inexpensive long-distance communications, IP telephony sits at the heart of the turbulence. It is seen as an attractive and relatively easily penetrable, rapidly growing market. Within the next 12 years, InfoTEST International estimates that 25% of worldwide phone traffic will travel across the Internet. Internet telephony offers long-distance savings to callers because it bypasses two Federal Communications Commission (FCC) imposed surcharges. The first are access charges imposed by local telephone companies on long-distance companies (international access charges) that represent 40% of the latter's cost. The second are the long-distance carriers' mandatory contributions to the universal service fund that typically cost each consumer $.93 per month. In addition, Internet service providers are not required to pay local exchange carrier access charges. We anticipate that these cost savings will drive business customers to move towards Internet telephony as the technology becomes reliable and available.

         The market for Internet telephony has continued to outpace even the most liberal forecasts. According to the "1999 Multi-Media Telecommunications Market Review and Forecast", produced jointly by the Telecommunications Industry Association and its subsidiary, the Multi-Media Telecommunications Association, IP telephony gateway and gatekeeper revenue is expected to increase from $459 million in 1999 to $990 million in 2000, to $1.6 billion in 2001 and to $2.45 billion in 2002.

         When IP telephony was first introduced in 1995, voice quality was poor and it was only available in the form of PC-to-PC connections. To make a call, both the sender and the recipient needed to be on-line. To eliminate these inconveniences, PC to phone communication was introduced in 1996. While this eliminated the need for both users to be on-line, voice quality improvement was minimal. It was not until 1997, with the introduction of PSTN-to-IP gateways, that users were able to make calls from phone-to-phone using IP networks with high voice quality. Allowing users to make long-distance calls over the Internet, without either party having to be connected to a PC, launched the IP telephony industry and led to the consensus among industry experts that IP telephony had finally achieved widespread viability.


         To date, market growth in IP telephony equipment has primarily been focused in central office gateway equipment for use by:

         o Competitive access providers, which provide exchange access services in competition with established local exchange carriers; and
         o Internet service providers, which provide residential customers and businesses access to the Internet.

         This trend led to the establishment of networks with managed quality of service standards, known as Managed IP Telephony Networks. These standards assure that sufficient bandwidth is available to transfer time-sensitive data in an efficient manner, thereby resulting in better voice quality. Voice data requires this type of quality assurance because it must be transmitted continuously and in order. Companies such as Cisco Systems, Northern Telecom, and Lucent Technologies are the leading companies in the industry and have been targeting the larger carriers.

         A significant challenge facing service providers as they build their managed IP telephony network infrastructure is being able to provide seamless services to consumers. Using the carrier grade gateways located remotely at the network operator's site, subscribers originating voice calls on IP telephony networks must dial a local access number, enter a personal identification number, wait for authorization, and finally enter their destination telephone number. This process is inefficient and has limited the widespread adoption of VoIP technology. Consequently, service providers are seeking to make their networks transparent to the user and/or indistinguishable between placing calls over conventional phone lines (PSTN) and VoIP calls. To achieve the requisite level of transparency, we believe it is necessary to extend the IP telephony access point to customers' sites, rather than requiring consumers to use conventional phone lines to obtain access. The customer premise VoIP gateway is the tool that achieves this level of transparency, and we believe it represents a growth area within the VoIP gateway market.

         We also believe that for ISPs to successfully offer IP telephony services, they must convert voice to data right at the customer's premise. This is primarily due to the ISP's lack of expertise of managing a telephone infrastructure. By converting voice traffic to data at the customer's premise, the ISP can continue to offer the same service they offer today with minimal additional resources, equipment and expertise.


         For instance, the customer premise equipment (CPE) gateway will allow service providers to deliver IP telephony access to commercial customers via dedicated VoIP lines that connect directly to a customer's private branch exchange (PBX) system. A private branch exchange is a private telephone system, usually located on a customer's premises, connected to a common group of lines from one or more central offices to provide service to a number of individual phones, such as in a hotel, business or government office. The CPE gateway will route PBX traffic across a wide area network connection to a router at the service provider's site. From there, the traffic proceeds to the backbone VoIP network.


Our Strategy


         Our strategy is to become the leading supplier of Internet access devices, including CPE gateways, capable of supporting telephony and data services to small and medium-sized enterprise users and small office and home office (SOHO) users. A key element of this strategy is to partner with Internet telephony service providers (ITSPs) who wish to provide a full suite of services similar to services provided by conventional telecommunications companies, and to deliver a comprehensive telecommunications solution to these companies. (ITSPs are Internet service providers that have added telephony services to their service portfolio.)


         Strategic Relationships with Telephony Service Providers


         Rather than developing our own PSTN-to-IP gateway services (like many gateway suppliers such as Franklin Telecom, I-Link and Intelliswitch), we develop business relationships with telephony service providers like Centrecom to enable them to sell 1-800 access, unified messaging, conferencing and global long distance services using our VoIP platform.


         Provisioning and Management Server


         Provisioning is the process of preparing the VoIP device for its intended operation. For instance, the device must be configured with a set of proper parameters tailored to the networking environment, before it is installed at the customer site and ready for operation. Provisioning and management are critical for enabling small and medium-sized ITSPs to deliver these integrated VoIP services without any additional technical and infrastructure resources. The unique ability of the provisioning and management server helps ITSPs to deploy and manage a large number of CPE VoIP gateways in a cost effective manner. Our server based architecture uses a Linux based provisioning server.


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         Linux is a UNIX-derived, open-source computer operating system normally used for servers and workstations and seen by many as an attractive alternative to Sun and Microsoft platforms.


         Expand Distribution Worldwide

         We believe the largest market for Internet telephony today is outside the United States due to the high cost of traditional telephony services in these areas.


         The following table represents examples of normal phone rates from the United States and various Asian countries to various destination countries:


                                 Call
                                 from               Call               Call
                                United              from               from
                                States             Japan              Taiwan
                                ------             -----              ------
         To France              $0.17              $1.93               $0.84
         To Egypt                0.50               3.30                1.27
         To China                0.59               1.63                0.77
         To Hong Kong            0.34               1.67                0.71


         Establish Leadership in Auto Install and Activation Technology

         The single largest impediment to a broad acceptance of this technology is the complexity of installing and activating CPE VoIP gateways. We believe we have developed leading edge technology that will enable these devices to be as easy to install as traditional telephones. We will continue to enhance this technology and believe we can maintain market leadership in this area.

Our Products


         We manufacture a line of VoIP gateway devices, our V-Server(R) product line, designed to allow ITSPs to deliver a variety of voice, data and fax services to the small to medium-sized and SOHO user using the Internet and the conventional telephone network. These services include local and long-distance voice connectivity, enhanced voice features such as voice mail, unified messaging and fax transmission, as well as basic Internet data access for multiple users at a single site. "V-Server" is our registered trademark.


         We have also developed a number of personal computer (PC) client and server-based provision/management tools to allow the gateway devices to be configured and managed to support the interconnection of users across public Internet or private corporate Intranets. We plan to continue the development of more features for a more powerful family of servers providing long-distance telephone service over the Internet.

         The V-Server products integrate basic voice telephony features with IP routing and state-of-the-art VoIP technology that enables telephone and fax calls to be made over the public Internet or any private IP infrastructure. Although the products are designed to inter-operate with all existing central office H.323 IP gateways and gatekeepers, the products can be deployed within a private IP network and operate among themselves. H.323 is an International Telecommunications Union standard that describes what protocols will be used in VoIP communications.

         The V-Server products are designed for use with a wide variety of Internet access services, including:

         o Integrated Services Digital Networks (ISDNs);
         o Wireless telephones;
         o Digital Subscriber Loops (DSLs); and
         o Cable modem delivery.

         An ISDN is a digital replacement for the standard analog telephone system that uses conventional telephone lines but provides end-to-end digital connections. DSLs are a family of local loops, or cabling between customer sites and the service provider's offices, that provide a higher bandwidth connection. According to a Computer Economics study, "Cable modem users will grow from 5.7 million installed systems in 2000 to 27.6 million systems in 2005. Between 2000 and 2005, the installed base of DSL lines will increase from 2.4 million to 13.8 million."

         With its rich feature set, the current V-Server line of products allows service providers and enterprises to integrate VoIP technology with other Internet solutions. To continue the support to our customer, we plan to enhance our current product line with additional higher performance platforms as well as enhanced telephony and data functionality.


o        Technology Deployed


         While V-Server represents a number of products with platforms that differ in terms of the capacity, performance, price levels and features supported, they all incorporate to some degree the following key technologies:


         IP Routing - Connecting a single computer workstation to the Internet is a fairly simple proposition for the ISP and normally involves installing a stand alone or internal modem card to the computer. However, when the environment changes to the multiple workstations connected through the Local Area Network (LAN) normally found in a small and medium-sized business, a device that can provide a connection between the LAN and Internet is required. This device is called a "router". The router function also enables the sharing of a single IP address provided by the ISP among all the LAN computers and performs traffic prioritization functions in order to protect delay-sensitive traffic such as voice.

         Voice over IP - The VoIP gateway functionality included in the V-Server products provides an interface between the traditional voice world and the Internet. The gateway encodes the analog voice signal from attached telephone equipment, converts it to a digital format and then bundles it into the IP which is used to transport all traffic through the Internet. Two gateways located at geographically distant locations, but both connected to the Internet, can be used to facilitate a telephone call or fax connection without the need for conventional voice lines.

         Voice Switching - While normally found in the switches used by the service provider to construct the PSTN and Private Branch Exchange
         (PBX), voice switching is the ability to intelligently route voice/fax phone calls based upon the selected destinations and the available network resources. The ability for business users, in a common facility, to share a set of PSTN lines to initiate and receive phone calls, transfer calls, utilize voice mail, have calls screened by an Interactive Voice Response (IVR) mechanism and automatically select lower cost long distance services are necessary efficiency tools in today's environment. An IVR is a telecommunications computer that interacts with the caller and provides options as varied as looking up account balances, selecting long distance service providers, or playing a pre-recorded announcement for the caller.

         Gatekeeper Support - As in any other technology area, the VoIP world has a set of existing and evolving standards for communication between devices created by different vendors. One of the most critical areas is interaction between the VoIP gateway that handles the actual traffic and the gatekeeper that enables the call to occur. The gatekeeper regulates access to the network. It helps VoIP gateways locate each other and may be involved in setting up, managing and disconnecting the call. In addition to the basic function of facilitating call connections among multiple IP gateways, the gatekeeper is a critical element in providing usage monitoring and customer billing information. As such, interoperability with the gatekeeper is an important element in any VoIP gateway. V-Server supports H.323 gatekeeper which is currently the most utilized in the VoIP industry. The support of other VoIP gatekeeper protocols is also planned in the near future.

         Provisioning Tools - The large-scale deployment of CPE devices presents a number of issues for a service provider. To deliver a competitively priced offering, it is often necessary to control the cost of installing and managing this pool of distributed equipment. Key factors in reducing these costs are tools that eliminate the need for the service provider to actually visit the customer site. Features that enable customer installation of the product, including pre-configuration and self-configuration, are very important, as are management solutions that enable centrally located technicians to install/diagnose CPE equipment without traveling to the customer's location. A number of tools, including Simple Network Management Protocol (SNMP), Telnet, and File Transport Protocol (FTP), are available to allow devices to be monitored and controlled across the Internet by a centralized computer. In addition, ease of use features such as transparent dialing reduce the need for training on the part of the actual users and have a positive effect on reducing support costs and increasing profitability.

o        V-Server Gateway Products


         The V-Server Router/Gateway provides the physical connection between Internet and the analog telephony equipment including telephone handset and the PSTN. In addition to VoIP gateway functionality, each V-Server includes full IP routing support to provide traffic control, including voice traffic prioritization, and firewall protection. A firewall is a security program that prevents unauthorized access. The IP router also allows more than one computer to share the IP address provided by the ISP. The V-Server can be configured locally or remotely using a standard touchtone telephone. Currently, there are three versions of V-Server devices, as follows:


         V-Server iGATE
         --------------


         All iGATE devices have an Ethernet Local Area Network (LAN) port to connect to the local computers of an office's network. Ethernet is the most common technology used today for connecting multiple computers in networks. For Internet access our iGATE supports ISDN Basic Rate Interface (BRI ) or an external modem connection. On the voice or telephony interface, it supports two analog voice ports. Each one of the analog ports can be configured for PSTN connection or for a standard analog telephone. The iGATE can also be ordered in a gateway-only version (no direct Internet interface) to connect telephones to a corporate LAN.


         V-Server Dual Ethernet
         ----------------------

         Similar to the iGATE with two voice ports and a local Ethernet connection, the Dual Ethernet V-Server provides a second Ethernet port. It is focused on broadband services and can be directly connected to DSL, wireless or cable modems via the second Ethernet port. The ability of the product to be customer-installed on an existing broadband access link makes the V-Server Dual Ethernet especially attractive to service providers wishing to avoid the expense of a "re-installation" visit to their customer sites to add voice support. Many features are supported to make this Dual Ethernet product attractive to the cable modem and DSL modem users for their VoIP needs.

         V-Server OfficeBuilder (In Prototype)
         -------------------------------------

         Combining advanced voice switching with the IP gateway and routing functionality, the OfficeBuilder allows a small office to optimize its communications budget. The basic OfficeBuilder supports four phone extensions, two PSTN connections and four simultaneous VoIP calls. Multiple OfficeBuilders can be connected via a LAN to support more phone extensions and PSTN connections. Users can also utilize its advanced call handling features including Call Transfer, Call Forward, Call Hold, Music on Hold, Unified Messaging and more.

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o        Provisioning Tools


         These are a set of software tools designed to assist V-Server product's configuration, installation and management:


         Dynamic Dialing Administrator (DDA)
         -----------------------------------

         V-Server Gateways support a unique "Dual Registration" mode enabling them to selectively route VoIP calls using either a conventional H.323 gatekeeper or our own DDA technology on a call-by-call basis. The Linux-based DDA is a software program that resides in a server computer which enables the offloading of the processing of V-Server-to-V-Server calls from the stand alone gatekeeper. The DDA enables the service provider to deliver enhanced voice services not currently supported by today's H.323 gatekeepers. The DDA is focused on enhancing, but not replacing H.323 gatekeepers. Features of the DDA include:


                  Phone Directories - Allow user to register and maintain a list of phone numbers with calling group ID, area code, country code and name; also provide usage history reports.

                  ISDN Wake-up - Notifies users with ISDN dialup services of incoming VoIP calls. Once notified, a user's iGATE device can dial up the connection and receive the call.


                  Virtual Calling Groups - Clusters of V-Server devices can be grouped into smaller calling groups that restrict who can call and be called. Tiered service offerings with different rate structures can be constructed using calling groups of different sizes.


                  Free Calling Areas - With this feature service providers can offer their customers free calling plans to commonly called destinations as part of a small business package. A group of distributed V-Servers can "host" phone calls to specified destinations allowing a provider to easily construct and administer free calling packages to differentiate their offerings from generic ISP competitors.


                  Service Partitioning (Virtual ITSPs) - To support partnerships between the primary voice provider and the ISP reseller, our DDA server provides the ability to partition a block of users to be independently administered by the ISP reseller.


                  Authentication Server - This feature enables the administrator to require authentication, e.g., personal identification number and pass code, before allowing an iGATE to process a call.

                  Call Detail Records (CDR) Collection - DDA collects the call detail records from each iGATE for ultimate billing process. The reports contain information on IP-called addresses, phone numbers called, length of time called and data packets generated/received.


                  Software/Configuration Management - DDA enables automatic download of configuration data and operating software into V-Server gateways. Many revisions of software can be supported simultaneously. As each iGATE registers with the DDA, the pre-assigned revision of software for that user is checked and automatic downloading in the background commences, if necessary. Centralized configuration of users prior to shipping out units enables quick configuration and secure management. Unauthorized changes in the configuration of iGATE units will result in de-registration of the units.

         V-Express
         ---------

         V-Express is a graphical based software tool for configuration, monitoring and management of the V-Server products. It runs on Microsoft Windows 95, 98 and/or NT platforms. V-Express is used to manage V-Server devices connected locally or across the Internet via an IP connection.

o        Services

         VoiceServer.net
         ---------------

         To assist service providers in deploying new VoIP offerings, we have used our DDA technology to implement an Internet service at VoiceServer.net. It is a public DDA open for iGATE users. A user's iGATE can register itself automatically with the DDA VoiceServer.net. Once registered, one user can make calls to other registered users. Access to this offering is bundled with each V-Server product shipped, enabling the service provider to implement the DDA features without purchasing and maintaining a server.


Our Market Opportunity

         The ability to route voice traffic over IP data networks is gaining widespread acceptance due to the significant cost savings generated by bypassing long distance and toll charges, equipment cost reduction and wire savings. Gartner Group's Data Quest states that in 1999, 4.8 billion minutes of telephone conversations took place through networks based on Internet protocol. Data Quest estimates that in 2003 Internet telephony will top $50 billion in revenues.

         Within the VoIP industry, a number of companies are developing products for service providers that enable carrier infrastructure to deliver VoIP services, thereby allowing businesses and the general public to take advantage of VoIP technology. In our opinion, one business segment has not been actively targeted. This market is the small to medium enterprise (SME) market, which is our targeted market and which we believe to be the fastest growing business market for telecommunications and Internet services in the United States. At present, in North America alone, this market is a $37 billion technology market.

         As the Internet and World Wide Web begin to impact all aspects of business operations, small office consumers are realizing the need to level the playing field with larger enterprises by supporting systems to better communicate with customers, suppliers, and employees. These advances allow SME users to emulate the communication systems of a large corporation at a fraction of the cost.


         As carriers race to deliver high bandwidth services to SMEs and telecommuters, many consumers will seek out new customer devices that integrate voice and data. This downward proliferation of networking sophistication is in its infancy, because, in the past, voice-over packet enabled routers and private branch exchanges have been far too costly and complex to be used in smaller offices. Rather, most smaller offices have used a modem and several phone lines. TEK was created to change the small office environment and launched a family of products marketed to this segment of consumers yet to embrace advanced communications. We believe our products will act as a VoIP market catalyst, enabling multiple advanced functions within a single low-cost integrated device, far surpassing the appeal of single function consumer alternatives.


Distribution Methods of Our Products and Services


         We will primarily distribute our products to the SME business markets through partnerships with service providers and original equipment manufacturers. Other distribution channels include value added resellers (VARs) who will sell to the Internet service provider (ISP) and enterprise customer market. A fundamental component to our strategy is to create distribution channels which supply small and remote users with quick and easy advanced communications solutions. We are committed to maintaining a direct sales force to sign up and manage our strategic business relationships. Our plan is to employ a full-time person as Senior Vice President of Sales and Marketing. Further, we employ a Vice President of Business Development who is focused exclusively on the Asian market.

         Service Providers - The primary focus of our strategy is to distribute our product in partnership with service providers needing customer premise equipment components for their offerings. By incorporating the V-Server with their service package, they can allow their SME business customers to access their VoIP voice services using their conventional telephony equipment. We feel that a number of ISPs will implement voice gateways to become Internet telephony service providers (ITSPs) and will need this type of access equipment.

         In addition, we are finding that many of the remaining ISPs are interested in forming partnerships with competitive local exchange providers (CLECs) to deliver voice services to the ISP's customer base. These CLECs currently serving a group of local users with conventional telephone network access have an investment in a voice and billing infrastructure and are looking for market opportunities to fuel their growth. The customer base and local presence offered by the ISP present an attractive opportunity to deliver their telephone services and advanced features (voice messaging, toll free numbers, unified messaging, etc.) to the ISP's customers using the Internet access connection and the V-Server at the customer site.

         To help drive this CLEC/ISP partnership, we developed the "Pronto" program which is designed to accelerate the speed of deployment of new VoIP telephony services. Rather than depend upon business customers to purchase the V-Server unit, Pronto allows service providers to incorporate the unit with their voice offering and charge a monthly access fee. This approach parallels many of today's cellular phone service offerings and, in our opinion, is more attractive to business customers. In addition, Pronto provides the marketing tools and collateral necessary to market this new service and Pronto partners are provided access to the product packaging, signage, logos, web site banners and information, posters and even retail display units to help them promote their offering. We will help the ISPs and CLECs customize the Pronto marketing collateral to develop their own "Pronto" service and take advantage of general Pronto promotion work that we will create with SMEs to promote the concept. In addition, we will help the service providers work out the technical and financial issues of their own Pronto offering.

         Original Equipment Manufacturer (OEM) - We intend to establish OEM relationships with firms that provide solutions to service providers as well as enterprise customers. These OEM partners will sell our devices under their own name or will implement our technology into their own platforms. The benefit to OEMs of including our products is that they will be positioned to provide a more complete end-to-end solution to their customers. From these opportunities, we will receive compensation either in the form of sales of V-Server products or royalty payments for every device our OEM partner manufactures itself.


         Value Added Resellers (VAR) - To address the opportunity presented by enterprise customers looking to implement their own VoIP solution within their own Intranet or over the Internet, we intend to create a channel program to establish a network of authorized VARs who will sell and support our products. In addition, to approach the large number of small ISPs, we will work with one or more of the tier-two distributors addressing this environment.

Status of Our New Products and Services

         We have three additional development programs planned and in production stage. We expect to deliver these new platforms in fiscal 2000. These platforms are in various stages that range from concept to prototype stage. Because they are not released, we are describing them in very general terms.


         Second Generation Gateway/Router - The current V-Server iGATE and Dual Ethernet platforms are being redesigned to reduce cost, expand functionality and enable the use of components that can be acquired in higher volumes. This development is targeted for completion in the fourth quarter of 2000 to coincide with the increased shipment volumes of these products.

         OfficeBuilder - In conjunction with Centrepoint, we are developing a version of the V-Server that will support full private branch exchange functionality in addition to the current product's routing and VoIP gateway support. Full PBX integration will provide such features as Call Forward, Call Transfer, Call Hold, Interactive Voice Response and Unified Messaging. This program will also double the current VoIP density by providing a gateway with four VoIP ports and the ability to logically interconnect devices via a "stacking" mechanism that will enable us to serve customers with a larger number of employees. We plan to begin beta testing of this product in the fourth quarter of 2000.

         High Density Gateway - The current V-Server platform supports two simultaneous VoIP "Internet calls" that, when connected to the PBX of a small to medium enterprise, may not be enough to support its long distance calling requirements. While additional V-Server devices can be "stacked" to increase the number of simultaneous calls allowed, a more elegant solution is to provide a product with a higher density or number of VoIP ports. Construction of a larger gateway supporting eight or more VoIP sessions reduces the cost and simplifies management. In addition, the device may make use of a higher density Primary Rate Interface (PRI) to the PBX where one connection to the V-Server can support up to 30 voice calls. To support a larger number of voice calls, this product requires an increased level of processing power over what the current iGATE offers, and as a result it will incorporate a higher performance microprocessor. We currently have a Memorandum of Understanding with Arelnet to use their High Density Gateway as part of our solution. Development of our proprietary High Density Gateway is targeted for completion in late 2001.


Our Competition

         The industry in which we compete is subject to rapid technological developments, evolving industry standards and changing consumer needs. The possibility of voice communications over the Internet first became a reality in 1995. Our future success will depend upon our ability to adapt to this rapidly changing industry and to continually improve our products and services.


         The "Voice over Packet" and specifically the VoIP market is crowded with many participants. Many of these companies are both our potential competitors and potential partners. In particular, if another company does not target the same market but has the same technological focus as we do , we may have a basis for forming a strategic partnership to permit our mutual expansion.


         The following table sets forth information concerning our company and those companies we believe to be our primary competitors. This information is believed to be accurate as to their current products and services offerings. However, we cannot assure you that these identified competitors (and other companies) are or will not offer enhanced products and services superior to ours.

                                                                              Management
                             Basic           Advanced                             and
                            Gateway          Gateway         Integrated      Provisioning              Nature/Extent
       Company           Functionality       Features          Routing         Features                of Competition
       -------           -------------       --------          -------         --------                --------------
TEK DigiTel                   Yes              High              Yes             Full        Priced in the $300-$400 per port
                                                                                             range, the focus is on high
                                                                                             features, and telco level
                                                                                             provisioning for business use.

Aplio                         Yes              None              No             Limited      Priced in the $200 per port range,
                                                                                             the focus is on residential and
                                                                                             casual users.

I-Link                        Yes             Medium             No             Limited      Priced in the $300 per port range,
                                                                                             the focus is on selling I-Link
                                                                                             Service.  They do not focus on
                                                                                             selling hardware.

Broadmedia                    Yes              None              No             Limited      Priced in the $200-$300 per port
                                                                                             range, they do not provide a telco
                                                                                             level product, rather it is a
                                                                                             consumer level product targeted at
                                                                                             telcos.

Vive                          Yes              High              Yes            Limited      Priced in the $500 per port range,
                                                                                             the focus is on PBX functionality
                                                                                             and enterprise networks.  They
                                                                                             have limited telco provisioning
                                                                                             services integrated into the unit.

Ericson                       Yes              None              No             Limited      Priced in the $250 per port range,
                                                                                             this simple gateway is primarily
                                                                                             targeted at the enterprise point-to-
                                                                                             point market.

Multitech                     Yes              High              No             Limited      Priced in the $300-$850 per port
                                                                                             range, they have established
                                                                                             distribution channels but the
                                                                                             product has no provisioning tools
                                                                                             for telcos.  In addition, they lack
                                                                                             an integrated router.

Nextone                       Yes             Medium          Yes, but          Medium       Priced in the $300 per port range,
                                                               limited                       they are focused on telephone
                                                                                             services only and offer limited
                                                                                             integrated services capability.
                                                                                             Their provisioning tools are very
                                                                                             basic.

Mediatrix                     Yes              None              No             Limited      Priced in the $250-$300 per port
                                                                                             range, they are targeting the high
                                                                                             end of the basic gateway market.
                                                                                             They offer no integrated services
                                                                                             support and limited telco level
                                                                                             provisioning.

         We believe the principal competitive factors affecting our market include breadth and depth of a solution, compatibility with existing applications and operating systems, a customer base, strategic alliances, core technology, product quality and performance, customer service, and speed and ease of deployment. We believe our products and solution currently compete favorably with respect to these factors. However, our market is relatively new and rapidly evolving.

         Some potential competitors have longer operating histories, larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than we do and may enter strategic or commercial relationships with larger, more established and well-financed companies. Some of our competitors may be able to secure alliances with customers and affiliates on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to systems development than we do. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

Principal Suppliers


         Two of our product's component pieces are only available from single sources. We purchase these components from Texas Instruments Incorporated and Motorola, Inc. We believe that these two component pieces, consisting of a digital signal processor and a central processing unit, cannot be replaced with any currently available alternative component. Additionally, we believe that three computer chips and one interface component that we use in our products are only available from single sources. Alternative components are available, but they would require a design change to our products. These components are available from Motorola, Advanced Micro Devices, Harris and Mitel. We do not have supply agreements with any of these companies. However, we have not experienced difficulties in purchasing component parts; and, while we have begun to experience longer lead times for certain components, we do not anticipate any shortages in the future.


         We rely upon direct purchases or licensing agreements with software providers for some of the software that we use in our products. In 1998, we entered into an agreement with RADVision, Inc., for a nonexclusive license to use the H.323 Protocol Stack Software (H.323 protocol) in our V-Server Gateway system products. This software functions as middleware, enabling our products to use the H.323 protocol. Under the agreement, we pay RADVision royalties every quarter, based upon the number of V-Server products we sell.

         We consider the RADVision license to be very important to our product. Building our product without the H.323 protocol would require us to locate an acceptable alternative or develop our own software, both of which we believe would entail significant expense.

         We also entered into a nonexclusive license agreement with Telogy Networks, Inc., a subsidiary of Texas Instruments, on March 31, 1998, which permits us to use Telogy's Golden Gateway Voice Over Packet software in our V-Server product line. We use the Golden Gateway Voice Over Packet software, in part, to convert analog information to a digital format. We also consider Telogy's product to be very important to our product.

Current Dependence on a Few Major Customers

         As part of our business plan, we enter into strategic partnerships and alliances. We rely on these alliances to provide the necessary technology to integrate our products into their products and services. The establishment of these alliances is also an important component of our overall marketing strategy. We use alliances as a direct marketing channel for our products, as we typically sell our products to these companies who include our product in their bundle of products and services. Further, alliances are important to help ensure our product's compatibility with other Internet and telephony products on the market. Our success depends, to a large extent, on the business success of our strategic partners.


         ePHONE and CentreCom, two start-up Internet service providers, purchase our iGATE products to include them as part of their overall telecommunications solutions. We believe other products exist that these customers could purchase that would provide the same basic function.


         We entered into a Memorandum of Understanding (MOU) with ePHONE Telecom, Inc. on July 19, 1999, as amended on September 11, 1999, whereby we became strategic partners. The MOU and subsequent amendment are attached as
Exhibit 10.9. ePHONE's business plan is to become a global telecommunications carrier providing a full range of telecommunications services, including VoIP services. Our iGATE product will enable ePHONE to offer a VoIP based fax and voice service from the user end. The MOU provided for ePHONE's prepayment of $350,000 for 500 2-port V-Servers, and both parties fulfilled their obligations under the MOU as of August 2000. We subsequently cancelled the MOU, which had become obsolete, but we intend to continue to pursue our business relationship with ePHONE. ePHONE operates an IP network that interfaces with customers through switches and through customer access devices such as our V-Server. Our products are one component in this system that incorporates many interoperating products. ePHONE has also completed its testing of the iGATE Ethernet version and obtained positive results. ePHONE is actively pursuing market opportunities worldwide.

         Since November 1999, we have pursued a strategic alliance with the start-up Internet communications service provider, CentreCom Incorporated, through both soft and firm purchase order agreements. CentreCom will incorporate our Internet Protocol telephony gateways with other equipment in the carrier's infrastructure to provide enhanced local, long distance and free calling-group telephony services. CentreCom will use our iGATE product at customer locations, enabling customers using standard telephones to send and receive calls and faxes through the Internet. In November 1999, we entered into an agreement with CentreCom, attached as Exhibit 10.10, providing for eventual substantial purchases by CentreCom of our iGATE units over the 12-month period following the agreement date. The total potential value of the agreement to us was at least $5 million in gross revenues, but we anticipate realizing only $140,000 in revenues under the agreement, based on actual orders by CentreCom as of October 31, 2000.

We have been testing our IP gateway with CentreCom's IP gateway in order to achieve 100% interoperability. Concurrently, CentreCom is devoting resources to improving its overall operational issues. Although purchases from CentreCom have thus far been minimal, we anticipate a more rigorous market penetration from CentreCom during 2001.


     In September 2000, we entered into negotiations with Arelnet Ltd., an Israel-based provider of large, carrier grade VoIP telephony solutions, to complete a final agreement to jointly develop, market, distribute and sell VoIP products. On July 28, 2000, we entered into a Memorandum of Understanding with Arelnet, attached as Exhibit 10.11, in which both companies agreed to make their best effort to complete a final agreement whereby each party will purchase products from the other and customize the products to fit their own systems. Presently, Arelnet has placed a non-binding purchase order for 5,000 iGATE units to be delivered over a 12-month period. Arelnet plans to resell our customer premise equipment under the brand name "iTone Primo" to complement Arelnet's existing carrier grade IP gateway. We anticipate offering Arelnet's carrier grade IP gateway under our own brand name, integrating it with our V-Server iGate and OfficeBuilder products. The integrated VoIP platform, combining our products with Arelnet's, will enable telephony service providers to offer their communications services to all business sizes.



          We are in the early stages of establishing our customer base and strategic relationships in the other parts of the world. Management devotes much of its time and resources to the development of business relationships with other technology companies who are potential strategic partners and customers. In particular, we are directing much of our effort towards establishing relationships with companies in Asia and the Pacific Rim.


         The following table presents our major customers and our sales of V-Server products to these customers during the year ended December 31, 1999 and the six month period ended June 30, 2000.

                                                                                            Percentage
                                                                                          of total sales
                             Sales during          Percentage of         Sales during       during the
                               the year             Total Sales            the six          six months
                                 ended           during year ended       months ended         ended            V-Server
       Customers           December 31, 1999     December 31, 1999      June 30, 2000     June 30, 2000      product type
       ---------           -----------------     -----------------      -------------     -------------      ------------
ePHONE, Inc., U.S.              $30,800                 54%                     $27,250        14%             U & S/T
CentreCom, U.S.                  3,500                   7%                      66,500        34%                U
Igateway Pte., Ltd.,             1,400                   3%                      29,450        15%               S/T
Singapore
Ignite Group, New                  -                     -                       22,000        11%             Ethernet
Zealand                                                                                                        version
Eicon Technology,                  -                     -                       10,900         6%                U
Canada
Other                           20,699                  36%                      39,890        20%             Various
                                ------                  ---                      ------        ---
TOTALS                          $56,399                 100%                   $195,990        100%
                                =======                 ====                   ========        ====

--------------------
(1) "U" refers to the V-Server product version adapted for use in North America. The "S/T" V-Server product version is adapted for use in Asia and Europe. The Ethernet version is for use with Ethernet LANS.

Intellectual Property

         We seek to protect our intellectual property through a combination of

         o  copyright protection,
         o  patents,
         o  trademark registrations and common law trademark protection, and
         o  trade secret laws.

         Our V-Server family of products incorporates software and programming codes developed, designed and owned by us. Copyright law generally protects the source code of our computer programs, as well as other documentation we create. We also rely upon trade secret protection for any proprietary confidential information, such as some of our software and hardware technology.

         We do not have any patents or patents pending for our current product line, but we intend to evaluate the patentability of our current and future products and to take appropriate action to patent any of our patentable inventions.


         We have registered our trademark V-Server with the U. S. Patent and Trademark Office. We have also applied to the Patent and Trademark Office for federal registration of our trademarks B-Server, iGATE and PRONTOCONNECT. Federal trademark registrations help to ensure an entity's exclusive right to use a name for a product or service in the United States. State common law generally protects any of our marks that we have used exclusively in the marketplace, regardless of registration. We use the V-Server and iGATE marks in connection with our V-Server iGATE product. We anticipate using the B-Server mark in connection with a network access server designed for branch offices and remote access over satellites. Our PRONTOCONNECT service applies our DDA technology which allows internet fax/voice calls without software, microphones or speakers. A third party may challenge our trademark rights even if our mark is registered. Additionally, third parties may infringe upon our trademark rights which could result in legal fees and other costs to us if we choose to take legal action against the persons.


Government Approval

         Our products must meet the specific certification requirements for telecommunications equipment of each country where we sell our products.

         In the United States, under the Communications Act of 1934 and regulations of the Federal Communications Commission (FCC), our products must comply with certain frequency emissions and other limitations. Our V-Server iGATE products have been tested for compliance with Part 15A. Also, under FCC regulations, terminal equipment to the telephone network must comply with numerous technical requirements, including noise and hazardous voltage limitations. Labeling requirements also apply. We have received Part 68 FCC approval for our V-Server product; and, to the best of our knowledge, the V-Server product is in compliance with all FCC requirements.

         In addition, Underwriters Laboratories Inc. (UL) tested the V-Server iGATE product and found that the product met its safety standards.

         We also obtained Canadian approvals which are equivalent to the U.S. FCC approvals.

         In Europe, the S/T units and the Ethernet units have the CE mark of approval. This CE mark includes the equivalent of the FCC and UL approvals and enables the sale of products to all countries in the European Economic Community.

         Further, we have obtained approval for the ISDN interface in the United States, Canada and Europe.

         The Dual Ethernet versions are approved in the United States, Canada and Europe.

         We are also seeking approvals and certifications for our products in several additional countries.

Employees


         As of September 30, 2000, we employ 20 full-time employees in our Germantown, Maryland office, including 4 administrative employees, 13 employees devoted to research and development (including our executive officers) and 3 employees in sales and marketing. In addition, we employ a key hardware architect located in Canada and a field support engineer in Taiwan, R.O.C. who performs customer support in Taiwan, Hong Kong and China.


     As of September 11, 2000, we decided to relocate our sales and marketing function from Canada to our Maryland office and we terminated Mr. Rocco DiCarlo, our President, and our other three sales and marketing consultants located in Canada. The Board of Directors determined that it was in the best interests of TEK and TEK's shareholders to consolidate our Canadian operations into our Maryland headquarters.

     In connection with our sales and marketing consolidation, we are negotiating severance packages with these individuals. We did not have contracts with any of these individuals and we are not obligated to provide any additional benefits. However, we will honor our verbal commitments to these individuals which includes extending option exercise periods and paying unused vacation time. We do not anticipate that these benefits will exceed $12,000 in the aggregate nor do we believe that the termination of these individuals will have an impact on our future sales and marketing efforts.


                                  RISK FACTORS


         Certain statements included in this registration statement on Form 10-SB which use the terms "estimate", "project", "intend", "expect" and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, including the factors set forth in this section and elsewhere in this registration statement. Although we believe that the assumptions underlying the forward-looking statements contained in this registration statement are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we make no assurance that the forward-looking statements in this registration statement will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this registration statement, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

         Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, an SEC-reporting company that identifies forward-looking statements and warns investors that actual results could differ materially from those in the forward-looking statements, will not be liable for any private action arising under the Securities Act of 1933 based on such forward-looking statements. Because we will not become an SEC-reporting company until this registration statement is effective, these safe harbor provisions will not apply to us until the effective date of this registration statement.


         We wish to make our current investors, prospective investors and other readers aware of the risks that we believe exist that could seriously harm our business, operating results or financial condition and cause our common stock to decline in value if they occur.

         We have a limited operating history on which you can evaluate our business and prospects.

         As described in full under Item 1. "Description of Business", in December 1995 we formed ATC LLC, which was merged with and into ATC Inc., a wholly-owned subsidiary of Diversified, in July 1998. ATC Inc. and its parent, prior to the merger, had no substantial assets or liabilities and no operations. Diversified, however, was listed on the OTC BB. ATC LLC was merged with these entities in order to obtain that listing. We introduced our first V-Server product, the iGATE, to the market in May 1999. Accordingly, we only have a limited operating history on which you can evaluate our business and our prospects. In addition, our prospects must be considered in light of the risks encountered by companies like us in developing products and services in new and rapidly evolving markets. Some of the risks we face include our ability to attract and retain customers; hire aggressively to expand our services, sales and marketing efforts; negotiate and maintain favorable strategic relationships; and plan and manage our growth effectively. If we fail to manage these risks successfully, our business could be harmed.

         We have incurred losses since our inception and expect to incur losses in the future.


         We have incurred operating losses since our inception in 1998. In 1999 and 1998, we incurred net losses of approximately $2,162,000 and $1,082,000, respectively. We introduced our products to market in 1999 and have had limited sales as our product gains market acceptance and we develop our sales and marketing channels. While we expect our sales to increase in the future, we cannot assure you that we will experience such growth. Our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving industries. To address these risks and achieve profitability and increased sales levels, we must, among other things, establish and increase market acceptance of our products and systems, respond effectively to competitive pressures, offer high quality customer service and support, introduce, on a timely basis, advanced versions and enhancements of our products and successfully market and support such advanced versions and enhancements.


         We expect to continue to incur operating losses in 2000 and 2001 and may incur operating losses thereafter. We cannot assure you that we will achieve or sustain significant sales or profitability in the future.

         We have not been able to fund our operations from cash generated by our business, and we may not be able to do so in the future.

         We intend to fund our operations and other capital needs for the next twelve months substantially from the remaining proceeds of a private placement completed in 1999, and the redemption and exercise of the common stock purchase warrants issued in that offering. However, we cannot assure you that such funds will be sufficient for these purposes, or that funds from the exercise of currently outstanding common stock purchase warrants will be received. We may require substantial amounts of these proceeds for our future expansion, operating costs and working capital. We currently do not have a line of credit with a commercial bank and with the exception of outstanding warrants to purchase our common stock, which we believe will be exercised in 2000, we have made no other arrangement to obtain any future financing.

         Failure to secure needed additional financing, if and when needed, may have a material adverse effect on our business, financial condition and results of operations. If additional funds are raised through the issuance of equity securities, the net tangible book value per share may decrease, the percentage ownership of our current stockholders may be diluted and such equity securities may have rights, preferences or privileges senior or more advantageous to our common stockholders.

         We also can provide no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are unavailable or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or otherwise respond to competitive pressures. Such inability could have a material adverse effect on our business, financial condition or results of operations.


         Because our common stock is currently listed on the Pink Sheets, you may experience difficulty in selling our stock in the marketplace.

         Our common stock is currently quoted on the Electronic "Pink Sheets" under the symbol "TEKI." Prior to April 20, 2000, we were traded on the OTC BB, a service provided by the Nasdaq Stock Market, Inc. Our common stock was removed from the OTC BB in accordance with NASD Market Rule 6530, requiring that we register our common stock with the SEC. We intend to re-establish our common stock on the OTC BB after this registration statement is effective, the SEC has completed its review of this Form 10-SB, if any, and we have filed any amendments that the SEC may require. However, until our stock is again quoted on the OTC BB, trading volume is likely to be thin, as the "Pink Sheets" are a less noticeable market. Also, we cannot guarantee that our stock will again trade on the OTC BB.

         Purchases and sales of our common stock are subject to the penny stock regulations, and these regulations may limit trading in our stock.

         Our common stock has a market price of less than $5.00 per share. The SEC adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price less than $5.00 per share, subject to certain exceptions. During periods when our common stock does not qualify for inclusion on the OTC BB, the common stock will be subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure statement relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common stock and may affect the ability of investors to sell our common stock in the public market.

         Internet-related stock prices are especially volatile and this volatility may depress our stock price.

         The stock market has from time to time experienced significant price and volume fluctuations which have particularly affected the market prices of the stocks of high technology and Internet-related companies, including companies like us, and which may be unrelated or disproportionate to the operating performance of particular companies. Factors such as quarterly variations in actual or anticipated operating results, changes in earnings estimates by analysts, market conditions in the industry, analysts' reports, announcements by competitors, regulatory actions or other events or factors, including the risk factors described in this registration statement and general economic conditions may have a significant effect on the market price of our common stock. This broad market and industry volatility may reduce the value of our common stock, regardless of our operating performance. Due to this volatility, the value of our common stock could significantly decrease.


         We have never paid dividends, and you should not expect to receive dividends in the future.


         We have never paid dividends on our common stock and do not expect to pay any dividends for the foreseeable future.

         Because certain existing stockholders own a large percentage of our voting stock, other stockholders' voting power may be limited.


         Our founders, executive officers, directors and their affiliates beneficially own or control approximately 12% of our common stock and 48% of our convertible preferred stock. Each share of convertible preferred Series A stock has three votes in matters requiring the vote of our stockholders. As such, as shown in the table under Item 4, "Security Ownership of Certain Beneficial Owners and Management", these stockholders control approximately 19% of the voting power. Furthermore, each share of convertible preferred Series A stock is convertible into six shares of common such; such conversion of preferred shares by our executive officers and directors would result in an even greater percentage of control. The conditions required for the conversion of preferred shares are described under Item 8, "Description of Securities - Preferred Stock". In addition, one stockholder, Tseng Yun Tsai, beneficially owns approximately 39% of our issued and outstanding common stock and holds total voting ownership of approximately 31%. As a result, if those stockholders act together, they will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. These stockholders may make decisions that are adverse to your interests. See our discussion under Item 4, "Security Ownership of Certain Beneficial Owners and Management", for more information about the ownership of our outstanding shares.

         The market for our products is in its early stages of development and may fail to mature into a sustainable market.

         Our products and services facilitate voice, fax and data transmission primarily over the Internet. The market for these products and services is in its early stages of development and is rapidly evolving and it is possible that a viable market may fail to emerge or be sustainable. We cannot predict the level of demand and market acceptance for our products and services. If the market for our products and services does not continue to mature, our business will be harmed.

         If the Internet does not continue to grow as a medium for voice communications, our business will suffer.

         The technology that allows voice communications over the Internet is still in its early stages of development. Historically, the sound quality of Internet calls has been poor. As the industry has grown, sound quality has improved, but the technology requires further refinement. Additionally, the Internet's capacity constraints may impede the acceptance of Internet telephony. Callers could experience delays, errors in transmissions or other interruptions in service. Making telephone calls over the Internet must also be accepted as an alternative to traditional telephone service. Because the Internet telephony market is new and evolving, predicting the size of this market and its growth rate is difficult. If our market fails to develop, then we will be unable to grow our customer base and our opportunity for profitability will be harmed.

         We are completely dependent on the infrastructure of the Internet for our success.

         The success of our products is dependent on, among other things, the continued expansion of the Internet and its network infrastructure. We cannot assure you that the infrastructure or complementary products necessary to make the Internet a viable commercial network will continue to be developed. In particular, we cannot assure you that the Internet will retain its current pricing structure with regard to volume, distance (the physical location of any user) and the lack of varying rates for different times of day. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access and quality of service) remain unresolved and may affect the growth of Internet use. We cannot assure you that the Internet will be able to meet additional demands or its users' evolving requirements on a timely basis, at a commercially reasonable cost, or at all. While we anticipate the continued evolution of the Internet and related infrastructure, any failure to develop accordingly could have a material adverse impact on our business, financial condition or results of operations.

         Our products can be vulnerable to computer viruses or similar disruptive problems. Computer viruses or problems caused by third parties could lead to interruptions, delays or termination of service. Furthermore, inappropriate use of the Internet by third parties could potentially jeopardize the security of confidential information, which may deter certain potential customers from ordering and using our products. Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential users may inhibit the growth of the Internet industry in general and the market for our products in particular.

         If we are unable to meet the rapid technological changes our existing products and services could become obsolete.

         We are involved in the development and introduction of new products and applications. A number of risks are inherent in this process. The development of new technologies and products is increasingly complex and uncertain and this can delay the introduction of new technology and products. It further requires close collaboration and continued technological advancement involving multiple hardware and software design teams and outside suppliers of key components. The failure of any one of these elements could cause new products to fail to meet specifications or to miss aggressive time tables that we may establish. As the variety and complexity of our product lines increase, the process of planning production and inventory levels also becomes more difficult.

         Short product life cycles place a premium on our ability to manage the transition from current products to new products. Our results could be adversely affected by factors such as development or manufacturing delays, variations in product costs, and delays in customer purchases of existing products in anticipation of the introduction of new products and the rapidly changing landscape of emerging standards.

         The markets for our products have only recently begun to develop, and are rapidly evolving as characterized by an increasing number of market entrants who have introduced or developed products and services. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced technology products and services are subject to a high level of uncertainty. Broad acceptance of our technology, products and systems is critical to our success and ability to generate revenues. Acceptance of our technology, products and services will be highly dependent on the functionality, reliability, stability and performance of the products and systems, and particularly of the success of the initial implementation of our products and services. In addition, acceptance of our technology will depend on matters beyond our control such as the introduction of competing products or technologies into the market before our new technologies and products. We cannot assure you that voice and audio communications over the Internet will become widespread, that connections between IP networks and the PSTN will become widespread or that our Internet Telephony Service Provider (ITSP) and telecommunications oriented products will gain market acceptance. The adaptation process can be time consuming and costly to both us and our customers and the acceptance of the product or service may depend, to a substantial extent, on the success of the adaptation.

         Because the market for our products is new and evolving, it is difficult to predict its future growth rate, if any, and the size of our market. We cannot assure you that the market for our products and services will develop or that our products will achieve market acceptance. If the market fails to develop, develops more slowly than expected, or if our products do not achieve market acceptance, our business, financial condition or results of operations will be materially adversely affected.

         Furthermore, products offered by us may contain undetected errors or defects when first introduced or as new versions are released. Our introduction of products with reliability, quality or compatibility problems could result in reduced revenues and orders, uncollectible accounts receivable, delays in collecting accounts receivable and additional costs. We cannot assure you that, despite testing by us or by our customers, errors will not be found in our products after commencement of commercial deployment. Errors of this sort could result in product redevelopment costs and loss of, or delay in, market acceptance. In addition, we cannot assure you that we will not experience in the future significant product returns through both retail and other distribution channels. Any such event could have a material adverse effect on our business, financial condition or results of operations.

         We may not be able to increase market awareness and sales of our products and services if we do not expand our sales and distribution capabilities.

         We need to substantially expand our sales and distribution efforts in order to increase market awareness and sales of our V-Server solution and the related services we offer. We are an early stage company and need to develop a sales force. We must have a sales force with an industry and technology focused background. Competition for qualified sales and marketing personnel is intense, and we might not be able to hire and retain adequate numbers of these persons to maintain our growth. New hires will require training and take time to achieve full productivity. If we are unable to successfully grow our sales capabilities, we may be unable to expand our relationships in this way, or at all, and our revenues may not increase as planned.

         We cannot be certain that we can attract or retain a sufficient number of highly qualified technical personnel and consultants. Customers that purchase our solution typically engage our technical staff to assist with support, design, consulting and implementation. We believe that growth in our sales depends on our ability to provide our customers with these services, either directly or through partners. As a result, we plan to increase the number of our technical personnel and consultants to meet these needs. New technical personnel will require training and education and take time to reach full productivity. To meet our customers' implementation needs, we may be required to use costly third-party consultants to supplement our internal resource capabilities. Competition for qualified personnel is intense, particularly because we are in a new market and only a limited number of individuals have developed the skills required to provide the services our customers require. Our business may be harmed if we are unable to hire and retain new technical personnel and consultants.

         Our reputation and future revenue would be harmed if we experience any issues with our V-Server technology.

         To date, we have only had limited sales of our V-Server product. We currently expect the sale of these products and related services to account for most of our future revenues. If any of our future customers are unable to successfully use our products, our reputation could be damaged, which could harm our business. In addition, factors negatively affecting the pricing of or demand for VoIP products, such as increased competition or rapid technological change, could cause our revenues to decline.

         Competition could reduce our market share and decrease our revenue.

         Some of our competitors have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than us. The competition in the VoIP communications market is very strong. Competition includes telecommunications companies, data communication companies and pure voice over IP companies as well as product and service companies. See Item 1, "Competition", for a list of some of our competitors.

         If we are forced to lower our prices below current levels, we cannot assure you that we will be able to successfully launch our new products or compete successfully and effectively against other companies' product offerings.

         Various innovative voice, audio, video and other communications alternatives, that may compete with our products are often introduced, and may be introduced in the future. These new communication alternatives may be based on traditional telephone lines, the Internet, cable networks or optical wires and may be combined with other computing and broadcasting capabilities.

         We expect that additional companies will compete in the Internet voice and audio communications market. In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result of any such development or introductions, we may compete directly with telephone companies and other telecommunications providers. Additional competitors may include companies that currently provide computer software products and services such as telephone, media, publishing and cable television. The ability of some of our competitors to bundle other Internet services and other products with Internet voice products could give those competitors an advantage over us.

         We currently rely on a small number of customers for our revenue.


         We began sales of our V-Server in May 1999, with substantially all of our revenue having been derived from sales to a relatively small number of customers. Since our inception through June 30, 2000, sales to two customers, ePHONE Telecom, Inc. and CentreCom Incorporated, totaled 51% of our product sales or $128,050. Similar or greater concentration of our net sales among a limited number of customers may occur in the future. In this event, any material decrease in net sales to any one of our largest customers that is not matched by corresponding increases in net sales to new or existing customers could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will receive orders from any existing customers or from new customers.

         Our success and competitive position depends on our ability to protect our proprietary technology.

         Our success depends, in part, upon our intellectual property rights. To date, we have relied primarily on a combination of trade secret, trademark and copyright laws, and non-disclosure and other contractual restrictions on copying and distribution to protect our proprietary technology and our brand names. We have not yet filed any patents related to our technology. Litigation to enforce our intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. Any inability to protect our intellectual property rights could seriously harm our business, operating results and financial condition. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Our means of protecting our intellectual property rights in the United States or abroad may not be adequate to fully protect our intellectual property rights.

         Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. It may be difficult for us to enforce certain of our intellectual property rights against third parties who may have acquired intellectual property rights by filing unauthorized applications in foreign countries to register the marks that we use because of their familiarity with our worldwide operations. Since Internet-related industries such as ours are exposed to the intellectual property laws of numerous foreign countries and trademark rights are territorial, the enforceability and scope of protection of our intellectual property is uncertain. The unauthorized use of our intellectual property by third parties may damage our brand.

         Defending against intellectual property infringement claims could be expensive and disruptive to our business.

         We are subject to claims of intellectual property infringement, which could divert management resources and harm our reputation.

         We cannot be certain that our products and services do not or will not infringe upon valid patents, trademarks, copyrights or other intellectual property rights held or claimed by third parties. Third parties may claim that we have infringed their patent, trademark, copyright or other proprietary rights. It is also possible that claims will be made for indemnification resulting from allegations of infringement. Claims like these could divert management's attention, affect our reputation and otherwise harm our business. In addition, intellectual property claims could be asserted against us as a result of the use by us, our customers or other third parties of our products. These claims could include claims by our consultants and employees that intellectual property they developed does not belong to us. Any claims, with or without merit, could be time consuming, costly, cause product shipment delays or require that we enter into royalty or licensing agreements. These licenses might not be available on reasonable terms, or at all. As a result, any claim like this could harm our business. Additionally, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business.

         We rely on third-party technologies, and a termination of any of our relationships with third-party vendors could adversely affect our revenues and business.

         We rely in part on technology that we license from third parties. We integrate this technology with internally developed software to perform key functions. For example, our products and services incorporate technology licensed from RADVision and Telogy. These third party technology licenses might not continue to be available to us on commercially reasonable terms, or at all. This technology may contain defects that we cannot control. The loss of any of these technology licenses could cause delays in introducing our products or services until equivalent technology, if available, is identified, licensed and integrated. Delays in introducing our products and services could harm our business.

         Our executive officers and certain key personnel are critical to our business and these officers and key personnel may not remain with us in the future.

         Our future success depends upon the continued service of our executive officers and other key personnel. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business, operating results and financial condition could be harmed. In particular, our founders, Enghe Chimood, our Co-Chairman of the Board and Chief Executive Officer, Thomas Yang, our Co-Chairman of the Board and Chief Operating Officer and Ke-ou Chao, our Chief Technology Officer, would be particularly difficult to replace. The loss of any of these individuals, or other future key employees, would have a material adverse effect on us.

         Our business and growth will suffer if we are unable to successfully hire and retain key personnel.

         We believe that our future success depends in large part on our ability to attract, train, motivate and retain highly skilled employees. We may be unable to retain our key employees or retain other highly qualified employees in the future. The failure to attract and retain the necessary managerial, marketing, merchandising, operational, customer service, technical, financial or administrative personnel could harm our business. In addition, as we grow and add additional product and service offerings, we anticipate a need to further develop and expand our products. Competition for highly skilled and qualified technical people is intense. We cannot be certain we will be able to attract and retain a sufficient number of qualified technical people or outside consultants.

         Our business could suffer if we are unable to fully develop our marketing and sales division following the recent reorganization of our sales and marketing functions.

         In September 2000, the board of directors decided to reorganize our sales and marketing functions. This action included the termination of 4 full-time sales and marketing consultants and employees in Canada, including our former President, Rocco DiCarlo.

         We plan to relocate our sales and marketing division to our corporate headquarters in Germantown, Maryland. Although we believe this reorganization will improve communications between our executives and our sales and marketing personnel, improve sales of our products, and reduce travel and other related expenses that we incurred due to geographic distance, it also means that we will need to hire new sales and marketing personnel. Alternatively, our current staff may be required to perform some of these functions. Although we have recently hired a person to serve as Vice President of Business Development to lead sales in the Asia Pacific region, we may not be able to hire and retain all new sales and marketing personnel that we need, and our current staff may not be able to effectively perform these types of duties. As a result, our business and growth could suffer.


         Our articles of incorporation provide our officers and directors with certain indemnifications.

         Our Articles of Incorporation provide that our directors and officers will not be personally liable to the company or its stockholders for monetary damages for breach of the fiduciary duty of care as a director or officer. Conversely, directors and officers are liable for:

         o  any breach of duty of loyalty to the company or its stockholders,

         o facts and omissions not in good faith or those which involve intentional misconduct or a knowing violation of law,

         o willful or negligent violation of Wyoming law with respect to payments of dividends, and

         o any transaction from which a director involved derived an improper personal benefit.

         Thus, under certain circumstances, neither the company nor the stockholders would be able to recover damages even if directors take actions that harm the company.

         Government regulations are still evolving and significant legal uncertainties could affect us.

         Currently, in the United States, few laws or regulations are directly applicable to voice and audio communications over the Internet or Internet commerce generally. However, changes in the regulatory environment, particularly in regulations relating to the telecommunications industry, could have an adverse effect on our business. The increased acceptance of voice and audio communications over the Internet could result in intervention by governmental regulatory agencies in the United States or elsewhere in the world under existing or newly enacted legislation and in the imposition of fees or charges on users and providers of products and services in this area. For example, until now, the FCC has prohibited local telephone companies from charging Internet service providers the type of "access charges" that apply to long distance telephone carriers. In April 1998, however, the FCC submitted a report to Congress in which it stated that Phone-to-Phone IP telephony bears the characteristics of telecommunications services, which would subject providers of such services to access charge and universal support obligations, and other common carrier regulations. The FCC for now has decided to defer a definitive resolution of this issue to specific cases as they are brought before it. Although members of Congress, the Administration, and the public have strongly supported the forbearance of telecommunications regulations on services provided through the Internet, it is uncertain at this time what action the FCC will take when a case is brought before it. From time to time members of Congress have considered bills that would variously either impose new restrictions or regulations on IP telephony or restrict agencies from imposing such restrictions or regulations. Bills regarding the Internet are expected to remain the subject of Congressional interest into the foreseeable future. It is not possible to determine whether any such bills will become law and what effect future legislation would have on our business.

         Additionally, the European Commission has requested comments on the regulatory status of voice on the Internet. There can be no assurance that such intervention or imposition of fees or charges would not have a material adverse impact upon the acceptance and attractiveness of Internet voice communications. Legislative proposals from international, federal and state government bodies could also impose additional regulations and obligations upon on-line service providers. The growing popularity and use of the Internet, generally, has increased public focus and could lead to increased pressure on legislatures to impose regulations with respect to, among other things, user privacy, pricing and the characteristics and quality of products and services. We are unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the Internet may have on our business, financial condition or results of operations. While we are not aware of any proposed federal regulation directly affecting our business, we cannot predict the likelihood that any future legislation will be enacted, nor the financial impact, if any, of such resulting regulation. In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services, which could be subject to existing federal government regulations or result in the imposition of new government regulations, either in the United States or elsewhere.

         If one or more of these risks or uncertainties occurs or if our underlying assumptions prove incorrect, our actual results, performance or achievements in 2000 and beyond could differ materially from those expressed in, or implied by, the forward-looking statements.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Prior to April 19, 2000, our common stock was traded on the OTC Bulletin Board, a service operated by the Nasdaq Stock Market, Inc. under the trading symbol "TEKI". Our common stock was removed from the OTC Bulletin Board in accordance with NASD Market Rule 6530, and we are currently listed in the electronic pink sheets. We intend to re-list our common stock on the OTC Bulletin Board after the Securities and Exchange Commission has completed its review of this Form 10-SB and any required amendments.


         On the following pages we present management's discussion and analysis of financial condition and results of operations. You should read this information in conjunction with our consolidated financial statements and notes included in this registration statement. The following financial review is presented on a consolidated basis and is intended to provide a comparison of our financial performance for the years ended December 31, 1999 and 1998 and for the six-month periods ended June 30, 2000 and 1999.


Forward-Looking Statements

         Except for the historical information contained in this registration statement, this "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements that involve a number of risks and uncertainties, including the risks described under "Risk Factors" and "Forward-Looking Statements" above as well as elsewhere in this registration statement.

Overview

         TEK DigiTel Corporation, formerly known as Diversified Technologies, Inc., is a Wyoming corporation with a limited operating history. Our wholly-owned Maryland operating subsidiary, ATC Inc., was incorporated in June 1998 to facilitate the merger with and conversion of ATC LLC into a corporate entity. We are a hardware technology equipment developer that provides integrated communication solutions for the small to medium size enterprise and small office/home marketplace. By integrating traditional PBX technology with data routing, the latest advances in VoIP technology and sophisticated Linux based server technology, we are producing Internet access devices used by the new generation of service providers to deploy integrated voice, fax and data services to their customers.

         We have a limited operating history on which to base an evaluation of our business and prospects. Similar to other companies in their early stages of development, and particularly for companies in the rapidly evolving technology industry, our prospects must be considered in light of the risks frequently encountered. We set forth what we believe to be the risks in the "Risk Factor" section of this registration statement. To address these risks, we must, among other things, successfully continue to develop and execute our business and marketing plan, continue to expand and otherwise improve our products, and increase our operating infrastructure. We can provide no assurances that we will be successful in addressing the risks we face, and the failure to do so could prevent us from being successful.

         The following table lists in chronological order, some of the major milestones we have accomplished during the evolution of our company and our products. The table is not meant to be all-inclusive, but merely serves to highlight our progress.


    Date                       Major Milestone
    ----                       ----------------
December 1995                 Formed ATC LLC, the predecessor company to TEK
                              DigiTel.

February 1998                 Completed the prototype of our router product.
                              Installed, for evaluation and alpha field trial purposes, our first V-Server iGATE product, in Mongolia.

July 1998                     ATC LLC merged with Diversified Technologies,
                              Inc., changed its name to TEK DigiTel and became a public company listed on the OTC BB.

February 1999                 Completed our first prototype of the V-Server
                              iGATE product. Installed, for evaluation and field trial purposes, our first V-Server iGATE product in Asia.

March 1999                    First beta test of the iGATE product initiated in
                              North America, Canada and several European countries.

May 1999                      Began sales of our V-Server products.


July 1999                     Entered into a business relationship with ePHONE
                              in which ePHONE agreed t purchase 500 of our iGATE products.


October 1999                  Launched the Pronto service package to help ISPs
                              and CLECs deploying iGATE massively.


November 1999                 Beta test initiated in Asia including Taiwan, Hong
                              Kong, China and New Zealand.

June 2000                     Beta test completed in most of the countries
                              participating. Announced OfficeBuilder product with embedded PBX function.

July 2000                     Latest software version released. Ready for mass
                              deployment of iGATE product.


August 2000                   Filed SEC Form 10-SB in order to become an
                              SEC-reporting company and to regain our listing on the OTC BB.

August 2000                   Delivered the last of the 500 iGATES ordered by
                              ePHONE in July 1999.

August 2000                   ePHONE placed purchase order for 1,000 additional
                              iGATES.

September 2000                Arelnet placed an order for 5,000 iGATES.

         We incurred net operating losses in each period since our inception; and, we expect to incur additional losses for the foreseeable future, primarily as a result of our building the corporate infrastructure necessary for continued product development and enhancement, for increased sales and marketing efforts and for research activities. As of June 30, 2000, we had accumulated a deficit of approximately $5,100,000.


         We believe that our success depends, in large part, on our ability to create market awareness and acceptance for our products, raise additional operating capital to grow operations, build technology infrastructures and continue product research and development.

         Currently, our primary source of revenues is from the sale of our V-Server products. We are also investigating other applications for the V-Server products and marketing channels. The principal end-users of our products and solutions are small and medium enterprise users. We strategically partner with Internet service providers, including traditional and new telecommunications carriers, in order to distribute our products to the end-users. We also maintain a direct sales organization, OEM relationships and value added resellers for sales targets other than service providers.


         Since the introduction of our V-Server products to market, we have generated a significant percentage of our revenues through several of our strategic partners, including ePHONE and Centrecom. The reader is referred the table under Item 1, "Description of Business - Current Dependence on a Few Major Customers", which details the sales of our V-Server products to our major customers. We are currently highly dependent upon the sales of our products to these partners. In July 1999, we entered into an agreement to sell 500 iGATE units to ePHONE of which 83 units had been delivered as of June 30, 2000. ePHONE purchases represented 54% and 14% of our product sales revenue during the year ended December 31, 1999 and the six months ended June 30, 2000, respectively. As of September 30, 2000, we had delivered all 500 units to ePHONE.


         We believe that our current dependency on a few customers is due to the recent introduction of our V-Server products to market. We are planning to restructure and expand our direct sales force and develop an indirect sales channel, targeting VARs and OEMs. We also plan to continue to expand our global distribution channels. We currently have strategic alliances with Centrecom, ePHONE, DialDigital and Centrepoint Technologies; and, we intend to continue to pursue additional relationships with other companies in the future.

         The market for our products and solutions is in the early stages of development and is characterized by rapid technological change, evolving industry standards, changes in end-user requirements, intense competition by more established industry participants and frequent new product introductions and enhancements. As is typical in the case of new and rapidly emerging technologies, demand and market acceptance are subject to a high level of uncertainty. Broad acceptance of our products by customers and end-users is critical to our success and ability to generate revenues.

Recent Developments


         Our primary focus in the first six months of 2000 was to finalize the development of the manufacturing methods that enable us to achieve high volume production (in excess of 5,000 units per month). In addition, we significantly expanded our marketing effort on establishing the Pronto brand awareness and reseller readiness. We anticipate incurring increasing sales and marketing costs during the future. We have also conducted product field trials in additional countries in Asia, Europe and South America. This effort is time consuming, but necessary, since the local telecommunication environment may be quite different from country to country.


         We developed the Pronto brand package, which includes all the essential materials, such as a business plan and marketing collateral, to enable a service provider to launch a telephony service. In addition, we established agreements with telephone resellers like Centrecom and ePHONE to bundle their services with our solution. We plan to work with our current telephony service partners, Centrecom, NexBell, ePHONE, Spiritec and ACS Compro to offer Pronto services to all ISPs interested in selling voice services.

         The first prototype of the PBX version of the product, OfficeBuilder, a co-development with Centrepoint Technologies, is currently being tested. We expect this product to move into commercial production in the fourth quarter of 2000. Initial customer trials are scheduled in the third quarter of 2000.

         In addition to minor enhancements to these platforms, we plan to undertake the development of a new base platform which will be capable of supporting up to 30 VoIP calls simultaneously. This development is targeted for the fourth quarter of 2000.

Results of Operations


Six Months Ended June 30 , 2000 Compared with Six Months Ended June 30, 1999

         We recorded revenues from product sales of $ 195,990 and $ 7,800 for the six month periods ended June 30, 2000 and 1999, respectively. Units purchased during the six months ended June 30, 1999 were purchased primarily to evaluate our product.

         During the six months ended June 30, 2000, the majority of our product sales were generated through our direct sales organization. As discussed above, we are in the process of expanding our sales and marketing efforts and our global distribution channels through the development of indirect sales channels and the expansion of our direct sales force.

         Our cost of product sales for the six months ended June 30, 2000 was $153,470.

         We use contract manufacturers for the assembly of our products. As such, the focus of our employees and equipment is not on our manufacturing process but on research and development and quality control. We have used several manufacturers in the past and believe there are many manufacturers that can assemble our products. We do not have any fixed or long- term agreements for the assembly of our products. The contract manufacturer charges us on a per unit basis for assembly and quality control functions, which we include in our costs of sales.

         During 2000, as we increased the number of units we produced, we recognized cost savings from the purchase of larger quantities of component parts and from a general maturing of the production process.

         Our sales and marketing expenses for the six months ended June 30, 2000 and 1999 were $460,210 and $131,672, respectively. The increase in sales and marketing expenses in all periods was primarily due to the expansion of the Company's sales and marketing staff related to the introduction of our products to market. We anticipate that our sales and marketing expenses will continue to increase in future periods as we continues to build our direct sales force and expand our distribution channels and marketing activities.

         Our general and administrative expenses for the six months ended June 30, 2000 and 1999 were $646,648 and $348,853, respectively. The increase in general and administrative expenses during 2000 was due to the expansion of our corporate infrastructure primarily through the addition of personnel, as well as increased legal and accounting fees incurred in preparation of this Form 10-SB. While we anticipate professional fees will decrease in the future as a percent of revenue, we expect overall, that our general and administrative costs will continue to increase in 2000 and beyond, as we implement our business plan and expand our employee base.

         Following our costs related to payroll and related expenses, the greatest costs we incurred during the six months ended June 30, 2000, was related to legal and accounting fees incurred in the preparation of the necessary documentation to comply with the NASD's OTC BB eligibility rules which is why we are filing this registration statement. Once we become an SEC reporting company, we will be required to comply with the SEC's reporting requirements that include filing annual and periodic reports, proxy statements and other information. We expect our legal and accounting costs to decrease from those incurred in the first six months of 2000.

         Our research and development expenses for the six months ended June 30, 2000 and 1999 were $641,170 and $608,165. We are continuing to expend efforts on the development efforts on our V-Server products. We anticipate that research and development expenses will increase in future periods as we expand our existing research and development programs in order to enhance our products and develop new products.

         We did not make any provision for federal or state income taxes for the period from our inception due to our operating losses. At June 30, 2000 and 1999, we had net operating loss carry forward for income tax purposes. A valuation allowance has been established and, accordingly, no benefit has been recognized for our net operating losses and other deferred tax assets.


Years Ended December 31, 1999 and 1998

         We recorded revenues of $214,399 and $73,402 for the years ended December 31, 1999 and 1998, respectively as follows.


                              December 31, 1999           December 31, 1998
                              -----------------           -----------------
Product sales                     $ 56,399                      $  -
Licence revenue                    150,000                         -
Contract revenue                     8,000                       73,402
                                  --------                      -------
                                  $214,399                      $73,402
                                  ========                      =======

         In May 1999, we introduced our V-Server products to the market, and recorded sales of $56,399 from the sales of our iGATE units. We had no product sales during 1998. During 1999, we also recognized $150,000 relating to a licensing fee for the manufacture of our V-Server products that was terminated and under which we have no continuing obligations. This license provided Franklin Telecom with the right to manufacture the iGATE unit under its own brand name. We do not anticipate that, under our current business model, we will enter into any future licensing agreement like the one we entered into with Franklin. As such, we do not expect licensing revenue to be significant in the future. We also recognized contract revenue of $8,000 and $73,402 for the years ended December 31, 1999 and 1998, respectively. We stopped providing contract services during 1999 and focused on completing our V-Server products and, therefore, performed very little contract-type engagements for others. We believe that we will not provide any significant contract services in the future.

         The first shipment of our V-Server iGATE product occurred in May 1999 and, therefore, the December 31, 1999 results do not reflect a full year of sales activities.

         During 1999, the majority of our product sales were generated through our direct sales organization. As discussed above, we are in the process of expanding our sales and marketing efforts and our global distribution channels through the development of indirect sales channels and the expansion of our direct sales force.


         Our cost of product sales for the year ended December 31, 1999 was $67,590, which was greater than our sales revenue. This was not unexpected because we experienced higher than expected raw material and component costs, due to us purchasing limited quantities during the initial production of our products. In addition, during the initial production of our products, we also experienced inefficiencies in the manufacturing process. As was described above, the cost of production per unit has declined during the three months ended March 31, 2000; and, we anticipate that this trend will continue. We have recently completed a cost reduction design for our current iGATE product and will introduce this into the manufacturing cycle in September 2000. We believe that, based on our current manufacturing arrangements, the cost of product sales will continue to decline on a per unit basis and that cost of product sales as a percent of product sales will decrease as the manufacturing process for our V-Server products matures. In the future, we expect our gross profit margins to be roughly 30-40%, which is in line with typical gateway/router hardware margins. Currently, we use a local manufacturer to produce our iGATE units and we have entered into an agreement for the manufacture of our products in Taiwan, as well as we are investigating other manufacturing locations.

         Our sales and marketing expenses for the years ended December 31, 1999 and 1998 were $652,817 and $29,614, respectively. The increase in sales and marketing expenses in all periods was primarily due to the expansion of our sales and marketing staff related to the introduction of our products to market. We anticipate that sales and marketing expenses will continue to increase in future periods as we continue to build our direct sales force and expand our distribution channels and marketing activities.

         Our general and administrative expenses for the years ended December 31, 1999 and 1998 were $651,423 and $493,033, respectively. The increase in general and administrative expenses during 1999 was due to the expansion of our corporate infrastructure primarily through the addition of personnel, as well as increased legal and accounting fees incurred in preparation of this Form 10-SB. While we anticipate professional fees will decrease in the future, we expect that our general and administrative costs will continue to increase in 2000 and beyond as we implement our business plan and expand our employee base.

         Our research and development expenses for the years ended December 31, 1999 and 1998 were $1,012,934 and $611,498, respectively. During both 1999 and 1998, we concentrated our development efforts on our V-Server products. All research and development costs have been expensed as they were incurred. We anticipate that research and development expenses will increase in future periods as we expand our existing research and development programs in order to enhance our products and develop new products.

         We did not make any provision for federal or state income taxes for the period from our inception due to our operating losses. At December 31, 1999 and 1998, we had a net operating loss carry forward for income tax purposes. A valuation allowance has been established and, accordingly, no benefit has been recognized for our net operating losses and other deferred tax assets.


Liquidity and Capital Resources

         Since our inception, we have financed our operations through the sales of equity securities in private placements; and, since that date through December 31, 1999, we have raised approximately $3,400,000. During the six months ended June 30, 2000, we sold an additional 4,005,000 shares of our common stock for $2,200,500. As of December 31, 1999, we had $477,682 in cash. We currently have no bank loans or any available lines of credit for our use.

         Net cash used in operating activities during the years ended December 31, 1999 and 1998 was $2,048,245 and $700,027, respectively. The net cash used in operating activities was related to our expansion and funding of our research and development and sales and marketing activities as well as our corporate infrastructure.


         Net cash used in investing activities during the years ended December 31, 1999 and 1998 was $67,715 and $18,823 for the purchase of computer and test equipment and office furniture.

         Subsequent to December 31, 1999, we sold 4,005,000 shares of our common stock for $2,200,500.

         Net cash provided by financing activities for the year ended December 31, 1999 was $2,457,263. The proceeds during this period resulted from the sale of 125,000 shares of common stock for $48,127, net of offering costs, the exercise of previously issued common stock purchase warrants for 2,377,024 shares of our common stock for $413,795, the sale of 2,000,000 common stock units, each unit consisting of one share of common stock and four common stock purchase warrants, each to purchase one share of common stock at prices ranging from $0.50 to $0.65 per share for proceeds of $1,992,091, net of offering costs, and the exercise of stock options by employees for the purchase of 32,500 shares of common stock for $3,250.

         Net cash provided by financing activities for the year ended December 31, 1998 was $746,205. The proceeds during this period resulted from (i) the sale of 1,600,000 common stock units, each unit consisting of one share of common stock and three common stock purchase warrants, each to purchase one share of common stock at prices ranging from $0.12 to $0.22 per share for proceeds of $160,000, (ii) the sale of 651,083 shares of common stock and 217,026 shares of preferred stock for $200,000, and (iii) the exercise of previously issued common stock purchase warrants for 2,422,976 shares of our common stock for $386,205.

         We have no material commitments other than those under office and equipment operating leases. As a result of the expansion of our research and development and sales and marketing activities, capital expenditures may increase in future periods primarily due to the purchase of computer and test related equipment. We anticipate that, based on our present plans and assumptions, our current cash balances will be sufficient to enable us to sustain our current and planned operations for a period of at least 12 months. If our estimates or assumptions prove to be incorrect, we may require additional capital. Additional funding, whether obtained through public or private debt or equity financing or from strategic alliances, may not be available when needed or may not be available on terms acceptable to us. Failure to secure additional financing, if and when needed, may have a material adverse effect on our business, financial condition and results of operations.


         We may, until we become financially self-sufficient, need to moderate our activities to fit the funds we have available. We anticipate the proceeds from the sale of the currently outstanding warrants will be sufficient to fund all of our equipment purchases and operating capital requirements for at least the next year.

         We are currently generating positive cash flow from the sale of our iGATE products before overhead allocation. As we expand our sales and marketing efforts to sell our V-Server family of products and services, we have begun to generate additional revenues and believe that our revenues will continue to increase as we implement our business plan.

         We currently lease, and plan to continue to lease, all facilities. During 2000, we anticipate that our significant capital expenditure will be approximately $300,000 for laboratory and diagnostic equipment, $300,000 in software licenses and $200,000 for prototypes of our products under development.

Year 2000 Issues

         We did not experience any significant problems associated with Year 2000 issues; and, we are not aware that any of our suppliers or vendors are experiencing any such problems.

New Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", or SFAS 133. SFAS 133 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in the other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the derivative's change in fair value will be immediately recognized in earnings. SFAS 133 is effective for our fiscal year ending December 31, 2001. We do not currently hold any derivatives and do not expect this pronouncement to materially impact our results of operations.


         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". The SAB expresses the SEC's views on applying generally accepted accounting principles to revenue recognition in financial statements. The application of the SAB did not have a material impact on our financial statements, however, certain SEC staff interpretations of the SAB have not been published and may have an effect on the applicability of the SAB in relation to our consolidated financial statements.


         In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". With the exception of certain provisions that required earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. We do not expect that the adoption of this interpretation will have a material impact on our financial statements.

Item 3.           DESCRIPTION OF PROPERTIES


         Our principal executive offices are located at 20030 Century Boulevard, Suite 201, in Germantown, Maryland. We presently lease 7,147 square feet of office space in the Century XXI Office Complex in Germantown, Maryland, which is in the greater metropolitan Baltimore/Washington, D.C. area. The term of the lease commenced on December 17, 1999, and will terminate on December 16, 2004, subject to an option to renew. Minimum lease payments, which are made on a monthly pro rata basis, are as follows:

        o         Year 1            $114,352
        o         Year 2            $117,783
        o         Year 3            $121,316
        o         Year 4            $124,956
        o         Year 5            $124,884

         We also leased executive/shared space in Mississauga, Ontario, Canada, which is in the vicinity of Toronto. We used this office space for our sales and marketing and our Canadian development operations. The cost of leasing this executive/shared office was minimal, and less than $300 per month. In September 2000, we decided to reorganize our sales and marketing functions. This included the termination of our consultants and employees in Canada, including Mr. Rocco DiCarlo, then our President, relocating our sales and marketing function to our corporate headquarters in Germantown, Maryland, and terminating our executive/shared office space lease in Mississauga, Ontario.

         We believe that, by reorganizing our sales and marketing function and co-locating it in our corporate offices, we will improve communications between our executives and our sales and marketing personnel, improve sales of our products, and reduce travel and other related expenses that we had incurred due to the geographic distance.



Item 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT


         The following tables set forth information, as of September 30, 2000, with respect to the following beneficial owners of our common stock for:


         o each person or group of persons, who we know beneficially own more than 5% of any class of our outstanding stock;
         o  each of our executive officers named in the Summary Compensation
            Table;
         o  each of our directors; and
         o  all executive officers and directors as a group.

         In general, under the SEC's rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security or has the power to dispose or direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days.



         At September 29, 2000, 22,954,500 shares of our common stock were issued and outstanding, along with approximately 3,000,000 shares reserved for issuance upon the exercise of outstanding options and warrants eligible for exercise into shares of common stock, or for issuance pursuant to employee stock awards, within 60 days. At September 29, 2000, we also had 2,066,667 issued and outstanding shares of Series A voting convertible preferred stock which is the only issued and outstanding series of preferred stock. 516,667 of these Series A shares are eligible for automatic conversion into shares of common stock at a conversion rate of 6:1, pursuant to the merger agreement and our amended Articles of Incorporation, as described in "Description of Securities - Preferred Stock", under Item 8.


         Unless otherwise indicated, the address for each listed stockholder is: c/o TEK DigiTel Corporation, 20030 Century Blvd., Suite 201, Germantown, Maryland 20874. To the best of our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common and Series A preferred stock.


         The following table provides information on the beneficial ownership of our securities as of September 29, 2000.

                                                                         Shares of
                                                       Percent            Series A
                                  Shares of               of            Convertible
                                    Common           Outstanding         Preferred        Percent of
                                    Stock             Shares of            Stock           Preferred      Total Percent of
     Name and Address of         Beneficially           Common          Beneficially       Series A            Voting
          5% Holder                 Owned              Stock(1)           Owned(2)           Stock          Ownership(3)
          ---------                 -----              --------           -----              -----          ---------

Si Tsong Chang                      859,599              3.3%             286,533            13.9%              5.3%
13759 Saratoga Vista

Saratoga, CA 95070



Glocom, Inc.                      1,073,442              4.1%             357,813            17.3%              6.7%
20010 Century Blvd.

Suite 300
Germantown, MD  20874

                                                                         Shares of
                                                       Percent            Series A
                                  Shares of               of            Convertible
                                    Common           Outstanding         Preferred        Percent of
                                    Stock             Shares of            Stock           Preferred      Total Percent of
     Name and Address of         Beneficially           Common          Beneficially       Series A            Voting
          5% Holder                 Owned              Stock(1)           Owned(2)           Stock          Ownership(3)
          ---------                 -----              --------           -----              -----          ---------

Tseng Yun Tsai                     10,000,000(4)        38.5%               -0-              0.0%              31.1%
218 Sec. 2 Tun
Hwa S. Rd.

Taipei, Taiwan

Directors and Executive Officers


Enghe Chimood                         971,654            3.7%             323,884            15.7%              6.0%

Thomas Yang                         1,127,760(5)         4.3%             375,922            18.2%              7.0%


Ke-ou Chao                            896,462            3.5%             298,822            14.5%              5.6%


Executive Officers and              2,995,876(5)        11.5%             998,628            48.3%             18.6%
Directors, as a Group
(3 persons)

------------------------------

(1) Percentage calculated based on 22,954,500 shares of common stock issued and outstanding and approximately 3,000,000 shares under option or warrant, exercisable within 60 days after September 29, 2000, or due for issuance pursuant to stock awards within 60 days after September 29, 2000. Calculation excludes common stock issuable upon conversion of preferred shares eligible for conversion.


(2) The Series A voting convertible preferred shares are eligible for conversion into shares of common stock at a rate of six shares of common stock for each share of preferred stock owned under certain conditions, as described under Item 8, "Description of Securities - Preferred Stock".


(3) Each share of Series A voting convertible preferred stock entitles its holder to cast three votes on every matter placed before stockholders for consideration. Each share of common stock entitles its holder to one vote. As a result, percentages are calculated based on a total of 6,200,001 votes for all outstanding Series A voting convertible preferred stock and 25,954,500 votes for common stock outstanding or under option or warrant, exercisable within 60 days after September 29, 2000.


(4) Includes currently exercisable warrants to purchase 2,000,000 shares of common stock at $0.65 per share.


(5) Includes 400,000 shares owned individually by Mr.Yang's spouse and 200,000 owned by Mr. Yang as custodian for his minor son.

Item 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                  CONTROL PERSONS

Management

         Our bylaws provide for a Board of Directors consisting of one to five directors. Currently, our Board consists of three directors. Each director, with the exception of Messrs. Chimood, Yang and Chao, our current directors, who will remain directors pursuant to their employment agreements until June 2002, is generally elected to serve for a one-year term, until the next annual meeting of stockholders and until his successor has been duly elected and qualified. The Board of Directors elects officers annually. Generally, officers serve at the Board's discretion, except that Messrs. Yang, Chimood and Chao each have an employment agreement to serve as officers until June 30, 2002. Also, we may enter into employment agreements with other officers.

         Pursuant to the merger agreement, Messrs. Thomas Yang, Enghe Chimood and Ke-Ou Chao are serving as directors and executive officers until July 6, 2001. In the merger agreement, the former ATC LLC members also agreed to vote all of their shares in favor of electing the above-mentioned persons to the Board of Directors through July 2001. The merger agreement also provided for the selection of a fourth director to serve for this three-year period following the merger. Mr. Robert Clarke originally served as the fourth director but resigned effective September 7, 1999, and has not been replaced.

         In addition, under the private placement subscription agreement with Tseng Yun Tsai, Mr. Tsai has the right to appoint one director to our Board of Directors annually and the right to appoint two directors to our Board of Directors annually upon the exercise of all of the warrants purchased by Mr. Tsai. Because Mr. Tsai has not yet exercised all of his warrants, at the 2000 annual meeting, he will have the right to appoint one director, subject to the approval of the stockholders.

Directors and Executive Officers

         The following table sets forth the names, ages and positions of our directors and executive officers.


                         Age as of
Name                  Sept. 30, 2000            Position
----                  --------------            --------
Enghe Chimood               46              Chief Executive Officer;
                                            Acting President;
                                            Co-Chairman of the Board
Thomas Yang                 49              Chief Operating Officer;
                                            Co-Chairman of the Board
Ke-Ou Chao                  43              Vice President, Engineering;
                                            Chief Technical Officer; Director;
                                            Corporate Secretary

         The following descriptions set forth the length of service of each of our directors and executive officers and the principal occupations of these individuals during the past five years.


Enghe Chimood, Chief Executive Officer; Acting President; Co-Chairman of the
Board

         Mr. Chimood, one of our founders, has served as an executive officer of the company and its predecessor, ATC LLC, since ATC LLC's inception in December 1995. He currently serves as our Chief Executive Officer and is responsible for the overall management of the company. He also serves as our Acting President due to former President Rocco DiCarlo's termination in September 2000. Mr. Chimood has extensive experience in the design and development of telecommunications products based on embedded distributed microprocessors. Prior to founding our company, Mr. Chimood spent more than 13 years in related senior management and technical management positions with Hughes Network Systems, GTE Telenet Communications Corporation, Pilot Research Associates and, most recently, Orbital Communications Corporation, where he was employed from 1992 to 1995 as a principal engineer.

         Mr. Chimood holds a B.S. degree in Electrical Engineering from National Taiwan University and a M.S. degree in Computer Science from the Georgia Institute of Technology. He also completed all the course work necessary to earn his Ph.D. in Engineering Administration from George Washington University, but has yet to prepare his doctoral dissertation.


Thomas Yang, Chief Operating Officer; Co-Chairman of the Board


         Mr. Yang, one of our founders, currently serves as our Chief Operating Officer and has served our company and its predecessor, ATC LLC, in various executive capacities since ATC LLC's formation. Mr. Yang is responsible for our day to day management and customer support. Mr. Yang also provides marketing/sales support to the Pacific Rim countries of China, Taiwan, and Hong Kong due to his relationships with key individuals in these regions. Mr. Yang has extensive experience in the management, design, development and network integration of large-scale networking products, including digital and hybrid switching systems for packet-based wide area networks. Prior to founding our company, Mr. Yang amassed nearly 20 years of experience in voice and data communications, holding key management positions for industry leaders including Bell Atlantic, IBM, GTE and Data General. Mr. Yang was the Director of Engineering at I-NET from January1995 to February1996 and a Network Project Manager for Bell Atlantic from Feburary 1996 to April 1996. He also recently served as Program Manager for Glocom, Inc. from 1996 to 1998.


         Mr. Yang received a B.S. Electrical Engineering degree from the University of Illinois and an M.S. Electrical Engineering degree from George Washington University.

Ke-Ou Chao, Vice President, Engineering; Chief Technical Officer; Director;
     Corporate Secretary

         Mr. Chao, one of our founders, currently serves as our Vice President of Engineering, Chief Technical Officer, and Corporate Secretary and is responsible for leading the development of all hardware and software for our products. He has served in various executive positions at our company and its predecessor, ATC LLC, since ATC LLC's formation in December 1995. Mr. Chao has extensive experience in the design, implementation and testing of telecommunication products based on embedded distributed microprocessors. In addition, Mr. Chao has extensive related experience, having spent more than 15 years in senior development and management positions at leading networking companies such as GTE Telenet, Hughes Network Systems, Data General and Pulsecom. Mr. Chao served as Principal Software Engineer at Pulsecom from January 1991 to May 1996. Major accomplishments include developing TCP/IP, SONET, and ATM product lines.


         Mr. Chao received his M.S. Electrical Engineering degree from George Washington University.

Advisory Board

         On October 1, 1999, our Board of Directors authorized the establishment of a five member advisory board to assist our management team in shaping our business, technology, and product strategies. The role of the advisory board includes the following:

         o  provide strategic guidance to our management team;
         o solicit and present an objective "outside view" from peers in and out of the advisory board members' respective industries;
         o counsel management on a regular basis on issues such as organizational structure, infrastructure, governance, growth opportunities, market position and other issues vital to the success of the company; and
         o provide our management with leads on talented individuals needed to fill key positions.

         We anticipate that this group will be comprised of industry leaders and notable industry consultants who can lend their extensive industry and business experience to our management team. On November 29, 1999, the Board of Directors appointed Joseph A. Crupi as the first member of our advisory board. Mr. Crupi is the President and CEO of Telogy Networks, Inc., a Texas Instrument company. As compensation for his board membership, Mr. Crupi was granted an option to purchase 30,000 shares of our common stock with an exercise price of $.50 per share. Twenty-five percent, or 7,500, of the total number of options granted vest every three months beginning on November 29, 1999. Mr. Crupi also receives a $300 per diem for each advisory board meeting attended at our offices. Further, Mr. Crupi will be reimbursed for his travel expenses incurred in furtherance of our business.


Item 6.           EXECUTIVE COMPENSATION

         The following table sets forth all compensation awarded to, earned by, or paid to our Chief Executive Officer and our other officers by our company for their services in all capacities rendered during 1999 and 1998.

                           Summary Compensation Table

                                                                                              Long Term
                                                                                            Compensation:
                                                                                              Securities
                                                                                              Underlying
Name                  Principal Position(1)         Year          Salary        Bonus          Options
----                  ---------------------         ----          ------        -----          -------
Enghe Chimood         Chief Executive                1999         $71,015         -                -
                      Officer, Co-Chairman
                      of the Board

                                                     1998(2)       56,193         -                -


Rocco DiCarlo         President                      1999         120,000         -                -

                                                     1998(3)            -         -        1,500,000(3)



Thomas Yang           Chief Operating                1999          78,652         -                -
                      Officer, Co-Chairman
                      of the Board

                                                     1998(2)       46,537         -                -


Ke-Ou Chao            Vice President,                1999          70,769         -                -
                      Engineering; Chief
                      Technical Officer;             1998(2)       56,193         -                -
                      Director

----------------
(1)      The positions shown are the principal positions held during fiscal
         1999.
(2) This individual was a founder of and employed by ATC LLC prior to its merger with us on July 6, 1998. Compensation received from ATC LLC is not included above.

(3) Mr. DiCarlo was appointed Vice President in December 1998 but received no compensation until 1999. The terms and conditions of the long term compensation options granted to Mr. DiCarlo are more fully described below. Mr. DiCarlo's employment was terminated in September 2000.


         The amount of other annual compensation received by each named executive officer consisted primarily of the use of company-owned vehicles and did not exceed either $50,000 or 10% of each executive's annual salary and bonus.

Excessive Compensation Prohibited

         Under the merger agreement, during the first year following the merger, no prior member of ATC LLC may receive annual compensation with a cash value exceeding $60,000. The agreement further provides that the compensation may be increased to $70,000 during the second year following the merger and that the Board may override these restrictions by unanimous vote based on extraordinary efforts. By the unanimous adoption of a resolution on September 30, 1998, the Board of Directors increased the $60,000 limit during the first year following the merger to $70,000, based on the extraordinary efforts of the prior members of ATC LLC. Messrs. Chimood, Yang and Chao are prior members of ATC LLC; Mr. DiCarlo is not a prior member of ATC LLC.

Option Grants and Option Exercises in Fiscal Year 1999 and Year-End Option
Values



         We did not grant any of the executives named above in the Summary Compensation Table any stock options in 1999; and, none of the named executives exercised any options during 1999. Rocco DiCarlo is the only named executive who currently owns stock options. On Mr. DiCarlo's date of employment, December 16, 1998, we agreed to grant options to purchase 1,500,000 shares of common stock at the exercise price of $.10 per share. These options were to vest upon the attainment of certain performance milestones.

     At December 31, 1999, Mr. DiCarlo had attained the first milestone, namely, his completion of our research and development plan; and, as a result, the option to purchase 300,000 shares was exercisable. Mr. DiCarlo's options expire 10 years from the date of grant and the remaining options to purchase 1,200,000 shares were to vest upon the attainment of certain sales levels. However, Mr. DiCarlo's employment was terminated on September 11, 2000, in connection with the reorganization of our sales and marketing division. As of that date, none of the additional milestones had been attained. In connection with Mr. DiCarlo's termination, we are currently negotiating the treatment of these unexercisable options. Based on the fair market value of our common stock as of the end of 1999, the 300,000 exercisable options had an aggregate value of $441,000, and his 1,200,000 unexercisable options had an aggregate value of $1,764,000.


Directors' Compensation

         The directors receive no cash compensation for their services as directors. All of the members of the Board, Messrs. Chimood, Yang and Chao, are also executive officers and receive salaries and other compensation as described above.

1997 Employee Stock Compensation Plan

         Our predecessor, Diversified Technologies, Inc., adopted the 1997 Employee Stock Compensation Plan (the ESC Plan) for employees, officers, directors and advisors to the company on January 18, 1997. The ESC Plan is attached to this registration statement as Exhibit 10.5. Pursuant to the terms of the merger agreement, this plan remained in effect after the merger's effective date. Under the terms of this plan, 1,000,000 shares of common stock were reserved for issuance upon the grant of awards under this plan. The ESC Plan expires on January 17, 2002. The Board of Director's Compensation Committee (or the full Board) is responsible for the administration of the ESC Plan and has sole power to award common shares pursuant to the plan. Awards of ESC Plan shares may be made as compensation for services rendered, directly or in lieu of other compensation payable, as a bonus in recognition of past service or performance, or may be sold to eligible persons. ESC Plan shares awarded other than for services rendered may not be sold for less than their fair value on the grant date. As of June 30, 2000, 194,000 common shares had been awarded under this plan.

1997 Compensatory Stock Option Plan

         Our predecessor, Diversified Technologies, Inc., adopted the 1997 Compensatory Stock Option Plan (the CSO Plan) for employees on January 18, 1997. The CSO Plan is attached as Exhibit 10.4. Pursuant to the terms of the merger agreement, this plan remained in effect after the merger's effective date. Under the terms of the CSO Plan, as modified in 1999, 4,500,000 shares of common stock were reserved for issuance upon the exercise of options granted under this Plan and our 1999 New Hired Employee Stock Compensation policy. The CSO Plan provides for the issuance of non-statutory stock options that are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The plan expires on January 17, 2007. Our Board of Directors may appoint the Board's Compensation Committee (provided it consists of at least two members of the Board who are Non-Employee Directors) as administrator of this plan. Currently, the full Board is responsible for the duties allocated to the Compensation Committee. CSO Plan options will be granted at exercise prices determined by the Board of Directors, but the exercise price may not be less than 85% of the fair market value of the common stock on the date of the option grant. As of June 30, 2000, 2,282,250 stock options have been granted under this plan. On May 1, 1999, the Board of Directors, by resolution, authorized 3,000,000 shares of common stock to be issued and added to the CSO Plan, in conjunction with its establishment of the 1999 New Hired Employee Stock Compensation policy. The director's unanimous written consent, which established a policy for awarding new employees stock and stock options, based on the ESC Plan and the SCO Plan, is attached as Exhibit 10.6.


Executive Employment Agreements


         On April 22, 1999, we entered into an executive employment agreement with Thomas Yang, and on January 20, 2000, we entered into executive employment agreements with Ke-Ou Chao and Enghe Chimood. The employment agreements are attached as Exhibits 10.1, 10.2 and 10.3. The agreements terminate on June 30, 2002, without a renewal option. During the term of the agreements,

         o Mr. Chimood shall serve as Chief Executive Officer and Co-Chairman of the Board;
         o Mr. Yang shall serve as Chief Operating Officer and Co-Chairman of the Board; and
         o  Mr. Chao shall serve as Vice President, Engineering and Director.

The executives shall devote substantially all of their business time and effort to our business. Under the agreements, the executives receive the following annual base salaries:

                                        Enghe Chimood                    Thomas Yang                     Ke-Ou Chao
                                        -------------                    -----------                     ----------
April 22, 1999-                              N/A                           $60,000,                          N/A
 June 30, 1999                                                            pro-rated
July 1, 1999 -                               N/A                           $70,000                           N/A
 June 30, 2000
January 20, 2000 -                         $70,000,                          N/A                          $70,000,
 June 30, 2000                            pro-rated                                                       pro-rated
July 1, 2000 -                           $150,000(1)                     $150,000(1)                     $150,000(1)
 June 30, 2001
July 1, 2001 -                             $170,000                        $150,000                       $150,000
 June 30, 2002

-------------
(1) In July 2000, this executive decided to defer $80,000 of his base salary, for the period beginning July 1, 2000 and ending June 30, 2001, until a later date.

         In addition, under the terms of the agreements, the above executives will also receive customary employee benefits which include health and life insurance and use of a company leased vehicle.


         The employment agreements also contain provisions in the event of the company's change of control if the executive's employment is involuntarily terminated, without serious cause, as defined in the agreements, and without breach of the agreement's non-compete, confidentiality and certain other provisions, by the entity acquiring control of us:


         o We must pay the executive his earned but unpaid base salary and incentive compensation as of the date of termination; and

         o any shares of Series A voting convertible preferred stock owned by the executive will automatically convert into shares of our common stock.

         These executives must also maintain the confidentiality of certain information about the company and have agreed that any intellectual property they develop resulting from their services to the company will belong to us, the presumption being, as stated in the agreements, that any intellectual property developed or worked on by the executive at any time during his employment will be the result of his services under his employment agreement. The agreements also contain a non-compete provision, whereby the executives agree not to compete directly or indirectly with us during their employment and for two years following their termination of employment.

Executive Severance Package

     In September 2000, we decided to relocate our sales and marketing function from Canada to our Maryland headquarters. In connection with this consolidation, we terminated all of our Canadian sales and marketing consultants, including Mr. Rocco DiCarlo, our President. We did not enter into a written employment agreement or severance arrangement with Mr. DiCarlo. However, we are currently negotiating a severance package for Mr. DiCarlo, which includes extending the expiration period of his 300,000 previously vested options exercisable at $0.10 per share for one year. Further, Mr. DiCarlo's vesting period for options to purchase up to 1,200,000 shares at an exercise price of $0.10 per share, based upon the attainment of certain quarterly sales goals will be extended for one year.

     In addition, we are negotiating with Mr. DiCarlo with regard to the return of company provided office equipment and payment of unused vacation time. We do not anticipate that these net benefits will be significant, nor do we believe that Mr. DiCarlo's termination will have an impact on our future sales and marketing efforts.


Item 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Apart from the employment agreements described under Item 6, and the issuance of stock, warrants and stock options to our directors and officers, as described elsewhere in this registration statement under Items 1, 4 and 6, we have not entered into and do not intend to enter into any material transactions with any of our directors, executive officers, principal stockholders, or their associates, except as described below.


         During 1999 and 1998, we rented office space, purchased manufacturing consulting services, and acted as a subcontractor for one of our stockholders, Glocom, Inc., a satellite equipment manufacturer. During 1999 and 1998, we paid Glocom $30,250 and $13,750, respectively, for such services. In addition, during 1998 we recognized consulting revenue of $60,832 for technical consulting services we provided to Glocom. In January 2000, we relocated our offices and no longer lease office space from Glocom.


         On August 28, 1999, Tseng Yun Tsai agreed to make a short-term, interest-free loan to us in the amount of $500,000. We used the proceeds of the loan for general corporate purposes, and the amount was deemed an advance toward the subscription price for our private placement offering of common stock to Mr. Tsai. On October 18, 1999, Mr. Tsai became our largest beneficial stockholder when he subscribed for 2,000,000 shares of common stock and for warrants to purchase 8,000,000 additional shares of common stock. The total purchase price of the shares and warrants was $1,000,000, and Mr. Tsai tendered the remaining subscription price. See Part II, Item 4.

         On July 19, 1999, we entered into a Memorandum of Understanding with ePHONE which is described in Item 1, "Dependence on a Few Major Customers". Robert Clarke was at that time one of our directors and the President of ePHONE.

Transactions with Promoters

         In July, 1998, we completed a merger with and into ATC Inc., a wholly-owned subsidiary of Diversified Technologies, Inc. The merger was a reverse acquisition and is accounted for as a recapitalization of ATC LLC with ATC LLC as the acquirer. Following the merger, the company's name was changed to TEK DigiTel Corporation. In the merger, Diversified Technologies, Inc. issued 6,200,000 shares of common stock and 2,06,667 shares of Series A voting convertible preferred stock in exchange for all outstanding equity interests in ATC LLC.

         A group of promoters, referred to as N. E. Group, helped to facilitate the merger. In a Memorandum of Understanding between ATC LLC and N. E. Group, dated March 22, 1998, N. E. Group agreed to assist ATC LLC in "going public" and in fund raising. Specifically, N. E. Group stated its commitment to raise, on a best efforts basis, a private placement of $1.0 million, as well as certain additional capital funding. The $1.0 million private placement was later included in the merger agreement as the threshold amount of capital necessary to be raised within certain timeframes to prevent the automatic conversion of each Series A voting convertible preferred share into six shares of common stock. Through the merger transactions with Diversified Technologies, Inc., later TEK

DigiTel Corporation, N. E. Group was able to meet its goal of helping ATC LLC "go public" because Diversified Technologies, Inc. was a publicly traded company on the OTC BB.

         Pursuant to an amendment to the ATC LLC operating agreement, dated June 1, 1998, and agreed to by ATC LLC's prior members and the promoters, each promoter received a membership interest in ATC LLC immediately prior to the merger, such interest being converted into our shares at the effective time of the merger transactions. The already-existing members of ATC LLC agreed to decrease their own membership interests in order to grant these promoters membership interests in ATC LLC for their services.


Item 8.           DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of an aggregate of 70,000,000 shares of all classes. Fifty million (50,000,000) shares are designated as common stock and twenty million (20,000,000) shares are designated as preferred stock, all without par value.

         Once duly issued for consideration called for, all shares of common stock and preferred stock are considered fully paid and non-assessable, provided the company has received a binding legal obligation of the purchaser for any balance due. Also, so long as the Board of Directors has not established a particular class or series of common or preferred stock, the Board of Directors may amend the voting rights, preferences and other rights of stockholders.

Common Stock


         Our articles of incorporation authorize us to issue 50,000,000 shares of common stock, of which 22,954,500 shares were issued and outstanding as of September 29, 2000. The Board of Directors may issue shares of common stock without stockholder approval, as long as authorized but unissued shares are available.


         The Board of Directors also has the authority to issue any class or series of common stock and to determine the powers, preferences and rights of the shares of such class or series. The common stock may have such voting powers and other preferences and rights as the Board of Directors may determine. Unless otherwise determined by the Board of Directors at the time of issuing common shares, each common share shall be the same class, without any designation, preference or other special rights, and shall have unlimited voting rights, each holder of record being entitled to one vote for each share. The Board of Directors has not issued a class or series of common stock nor issued any common stock with voting rights different from the standard right to one vote per share. The holders of the currently outstanding common shares are entitled to one vote for each share held on all matters presented to them. The affirmative vote of the majority of the shares is sufficient to effect any corporate action upon which stockholders may or must vote. Shares of common stock do not carry cumulative voting rights. Thus, holders of more than 50% of the shares have the power to elect all directors and, as a practical matter, to control the company. Stockholders are not entitled to preemptive rights, and the shares are not subject to redemption. Under our bylaws, the Chairman of the Board, the President, a majority of the Board of Directors, or stockholders holding in the aggregate at least 10% of the outstanding common stock may call a special meeting of stockholders.

         Common stockholders are entitled to receive, pro rata, dividends when and as declared by the Board out of funds legally available. We may only pay dividends to common stockholders after paying any required dividends on preferred stock. Currently, the Series A voting convertible preferred stockholders are entitled to share proportionately in dividends on common stock. Also, prior to paying dividends on the common stock, we may be required to set aside sums in a sinking fund for the purchase or redemption of shares of any class or series of preferred stock. Currently, no sinking fund provision exists. Upon our liquidation, dissolution or winding up, the common stockholders are entitled to share ratably in our assets legally available for distribution to our stockholders after payment of liabilities and after payment to preferred stockholders.

Preferred Stock

         Under our articles of incorporation, the Board of Directors has the authority to issue any class or series of preferred stock and to determine the powers, preferences and rights of the shares of such class of series. Rights and preferences which the Board of Directors may determine upon issuing a class or series of preferred shares include:

         o  the rate of dividend,
         o  preferential dividend rights over other series of preferred shares,
         o  redemption rights,
         o provision for a sinking fund for the redemption or purchase of shares,
         o  rights upon liquidation, and
         o  conversion rights.

         The preferred stockholders are entitled to receive all dividends declared by the Board of Directors in preference to the common stock holders. So long as any shares of preferred stock are outstanding, we may not

         o  pay a dividend on common stock,
         o  make a distribution on common stock,
         o  purchase or redeem any common stock

unless all dividends on all classes and series of preferred stock with respect to all past dividend periods and the current dividend period have been paid and unless we have met our obligations under any sinking fund provision.

         In the event of dissolution or liquidation, the holders of shares of each class or series of preferred stock outstanding are entitled to receive out of our net assets, in accordance with any preferences between the series and classes, the amount per share as fixed by the Board of Directors, prior to any distribution or payment to the common stock holders.

         Except as otherwise provided by the Board of Directors, the shares of preferred stock have no voting power with respect to any matter whatsoever.

Series A, Voting Convertible Preferred Stock


         The Board of Directors of our predecessor, Diversified Technologies, Inc., designated, pursuant to the Wyoming Business Corporation Act and its Articles of Incorporation, a total of 2,100,000 shares of its authorized but unissued shares of Preferred Stock as the Series A, Voting Convertible Preferred Stock, par value $.001 per share (the Series A preferred stock). At the effective date of the merger, July 7, 1998, TEK issued 2,066,667 shares of the Series A preferred stock to the members of ATC LLC, along with 6,200,000 shares of common stock, in exchange for the member's ownership interests in ATC LLC. As of September 29, 2000, 2,066,667 preferred shares were issued and outstanding. Shares of Series A preferred stock may be issued for any consideration as the Board may determine, whether cash, property or other assets. Once duly issued for the consideration called for, shares of the Series A preferred stock are considered fully paid and non-assessable.


         The Series A preferred stockholders are not entitled to receive any dividends. However, if a dividend is declared on our common stock or on any series of preferred stock ranking equal or junior to the Series A preferred stock, then Series A preferred stockholders are entitled to receive a proportional share of the dividend, based upon the proportion of the number of shares of Series A preferred stock then outstanding to the total number of shares of common and preferred stock entitled to share in the dividend.

         The shares of Series A preferred stock are not subject to redemption. Each share of Series A preferred stock may, subject to all terms and conditions and subject to adjustment, be converted, at the option of the holder, into six fully paid, non-assessable shares of common stock, no par value per share. When issued, each share of Series A preferred stock was subject to four conversion conditions. The conversion conditions need not be satisfied in any particular order, nor is the satisfaction of any conversion condition dependent upon the prior satisfaction of any other conversion condition. The Series A preferred stock shares were also subject to an automatic conversion provision which provides that shares of Series A preferred stock be converted into six shares of common stock if certain capital-raising conditions were not met by a set date. However, by unanimous written agreement, on April 24, 2000, all of the Series A preferred stockholders waived their right to immediately convert their Series A preferred stock into shares of common stock and instead agreed to be bound by the conversion rates and the conditions as set forth in the table below. The Waiver of Conversion Rights of Series A Preferred Stockholders is attached as
Exhibit 4.4. At this time, the first conversion provision has been triggered; but, no Series A preferred stock shares have been converted into shares of common stock.

         Each share of Series A preferred stock may be converted into six fully paid, non-assessable shares of common stock, subject to the following conversion conditions:

                                                                          Conversion
                      Conversion Conditions*                                 Rate              Status
                      ----------------------                              ----------           ------
o        1/4 of the shares of Series A preferred stock held may be           6:1          Condition achieved in
         converted when our two-port Voice Server has                                     May 1999
         successfully completed original beta testing by a customer, as evidenced by the customer's final written acceptance
         specifying all testing carried out and test results. **


o        1/4 of the shares of Series A preferred stock held may be           6:1          Condition not achieved
         converted when our four-port Voice Server has                                    as of September 30, 2000
         successfully completed original beta testing by a customer, as evidenced by the customer's final written acceptance
         specifying all testing carried out and test results. **

o        1/4 of the shares of Series A preferred stock held may be           6:1          Condition not achieved
         converted when the company and all subsidiaries have on                          as of September 30, 2000
         a combined basis achieved an aggregate of $5,000,000 in
         booked sales, evidenced by firm purchase orders, firm
         distribution agreements, license agreements, royalty
         agreements or other written agreements committing
         contracting parties to purchase a minimum specified dollar amount of product (collectively, the "Sales Agreements"),
         subject to no condition, contingency or limitations other
         than product delivery and satisfying technical
         specifications made part of the Sales Agreements. ***


o        1/4 of the shares of Series A preferred stock held may be           6:1          Condition not achieved
         converted when the company and all subsidiaries have on                          as of September 30, 2000
         a combined basis achieved an aggregate of $10,000,000 in
         booked sales, evidenced by Sales Agreements that are not
         subject to any condition, contingency or limitation other
         than product delivery and satisfying technical
         specifications made part of the Sales Agreements. ***


                                                                          Conversion
                      Conversion Conditions*                                 Rate                Status
                      ----------------------                              ----------             ------
o        Automatic Conversion at Maximum Conversion Rate.                    6:1          Condition triggered
         Notwithstanding the provisions above, if the Company has                         as of March 8, 1999, but
         not realized $1,000,000 in cash or other value from an                           waived by unanimous
         offering of our securities prior to deduction of offering-                       written agreement of all
         related expenses and other non-operating expenses not to                         Series A preferred
         exceed $100,000, (the Qualifying Amount) within  6                               stockholders on April 24,
         months following the date of original issuance of the                            2000
         Series A preferred stock (July 7, 1998), then each share of
         Series A preferred stock shall, automatically and without
         any requirement to satisfy any conversion conditions and
         without need of any further action on the part of holders of
         Series A preferred stock except to surrender the Series A
         preferred stock certificates to the company's secretary for conversion, be converted into and thereafter represent 6
         shares of our common stock; provided however, that if on
         the date which is 6 months following the original issue
         date, a total of at least $650,000 has then been realized by the company in cash or other value from an offering of our securities prior to deductions, then the six-month period in which the company must raise the Qualifying Amount
         shall be extended to 8 months following the original issue date.

-----------------
* The four conversion conditions need not be satisfied in any particular order, nor is the satisfaction of any conversion condition dependent upon the prior satisfaction of any other conversion condition.

** In addition to the customer's final written acceptance as called for, our full board of directors must by unanimous vote determine that the customer's beta testing occurred as represented in the final written acceptance and that such testing was reasonably appropriate to evaluate fitness of the tested device for its intended use.

*** In addition to the booked sales required, our full board of directors must by unanimous vote determine that all Sales Agreements which evidence the booked sales are valid, arm's length agreements and appropriate to our operations.

         The shares of common stock into which shares of Series A preferred stock are converted will not be registered under the Securities Act of 1933 (the
Act). Rather, they will be issued in reliance on Section 4(2) of the Act or Rule 505 or Rule 506 of Regulation D under the Act, or Regulation S under the Act or any other available exemption from registration. Conversion occurs on the date a Series A preferred stock certificate is presented to our corporate secretary or registrar and transfer agent, properly endorsed and accompanied by the appropriate fee payable for issuance of the conversion shares.

         In the event we voluntarily or involuntarily liquidate, dissolve or wind up, the Series A preferred stockholders will be subordinate to all of our creditors claims and to claims of the holders of every series of our preferred stock ranking senior upon liquidation to the Series A preferred stock, but are otherwise entitled to receive a liquidation preference, before any payment is made to common stockholders or any series of preferred stock ranking junior to the Series A preferred stock. After the payment of any liquidation and any liquidation preferences payable to holders of any other series of preferred stock, the Series A preferred stockholders share ratably with the common stockholders and all series of preferred stock ranking on a parity with or junior to the Series A preferred stock our assets available for distribution to our stockholders.

         Series A preferred stockholders are entitled to vote in elections of directors and on other matters generally as to which our stockholders may vote. Each share of Series A preferred stock is entitled to cast three votes on every matter placed before stockholders. The shares of Series A preferred stock vote with the common shares and not as a separate class. Any matter which requires the approval of the Series A preferred stockholders requires only the affirmative vote of a majority of the votes cast by the holders of those shares, voting as a separate class, at any lawful meeting of those holders which commences with a quorum; or, if those shares vote by means of written consent in lieu of a meeting, the concurrence of only a majority of the Series A preferred stockholders is necessary.

Units

         Pursuant to the merger agreement, we sold and issued 1,600,000 units at a price of $.10 per unit, each unit consisting of

         o  one share of common stock;
         o one Class A common stock purchase warrant exercisable until April 30, 1999 to purchase one share of common stock at a price of $.12 per share;
         o one Class B common stock purchase warrant exercisable until April 30, 1999 to purchase one share of common stock at a price of $.16 per share; and
         o one Class C common stock purchase warrant exercisable until April 30, 1999 to purchase one share of common stock at a price of $.22 per share,

all intended to raise funds for operations.

         All of these classes of warrants were exercised for an aggregate price of $800,000.

Warrants

         Class D, Class E, Class F and Class G Warrants

         Pursuant to a unit subscription agreement we entered into with Mr. Tseng Yun Tsai, dated October 18, 1999, Mr. Tsai subscribed for 2,000,000 units for a total price of $1,000,000. Each unit consists of one common share and:

         o one Class D Warrant, entitling the holder to purchase a further share at an exercise price of U. S. $.50 per share until November 30, 1999;
         o one Class E Warrant, entitling the holder to purchase a further share at an exercise price of U. S. $.50 per share until March 31, 2000;

         o one Class F Warrant, entitling the holder to purchase a further share at an exercise price of U. S. $.60 per share until August 31, 2000; and
         o one Class G Warrant, entitling the holder to purchase a further share at an exercise price of U. S. $.65 per share until August 31, 2001.

         The warrants are subject to the terms and conditions contained in the subscription agreement. The subscription agreement provides for an appropriate adjustment in class and number of warrant shares issuable pursuant to any exercise thereof upon the occurrence of certain stated events including any subdivision, consolidation or reclassification of common shares.

         The shares forming part of the units, the warrants and the warrant shares have not been registered under the Act or under the securities laws of any state and, therefore, cannot be resold unless they are registered or exempt from such registration.


         As of September 30, 2000, Mr. Tsai has exercised all of the Class D, E and F warrants.


Anti-Takeover Provisions

         The Wyoming Business Corporation Act and our articles of incorporation provide numerous provisions that may be deemed to be anti-takeover in nature, both as to purpose and effect.

         The overall effect of the various anti-takeover provisions might be to deter a tender offer that a majority of our stockholders might view to be in their best interests. The offer could include, among other things, a substantial premium over the market price at that time. In addition, anti-takeover provisions may have the effect of assisting our current management in retaining its position and placing it in a better position to resist changes that stockholders want to make if they were dissatisfied with the conduct of our business.

Articles of Incorporation

         Our articles of incorporation contain a number of provisions that could be considered anti-takeover in purpose and effect. These provisions include:

         o  the authorization of 50,000,000 shares of common stock;

         o  the authorization of 20,000,000 shares of preferred stock; and

         o the lack of preemptive rights for our stockholders to subscribe to purchase additional shares of stock on a pro rata basis.

         The additional shares of common and preferred stock and the decision not to provide stockholders with preemptive rights to the stock provide our Board of Directors with as much flexibility as possible to issue additional shares, without further stockholder approval, for proper corporate purposes, including:

         o  financing
         o  acquisitions
         o  stock dividends
         o  stock splits
         o  employee incentive plans
         o  other similar purposes

         Another provision that could be considered "anti-takeover" in nature is the decision not to provide for cumulative voting with respect to the election of directors, as is permitted by the Wyoming Business Corporation Act. Cumulative voting entitles each stockholder to as many votes as equal the number of shares owned by him multiplied by the number of directors to be elected. A stockholder may cast all of these votes for one candidate or distribute them among any two or more candidates. The Board of Directors believes that each director should represent and act in the interest of all stockholders and not any special group of stockholders. The absence of cumulative voting means that a majority of the outstanding shares can elect all the members of the Board of Directors. Although we have approximately 61 stockholders of record, the Board of Directors recognizes that the absence of cumulative voting makes it more difficult to gain representation on the Board of Directors.

Securities Laws

         By filing this registration statement and registering our common stock with the SEC under Section 12(g) of the Securities Exchange Act of 1934, we will become subject to the periodic reporting, proxy solicitation and insider trading requirements of the Securities Exchange Act. In addition, we will become subject to the registration and prospectus delivery requirements of the Securities Act of 1933 and to similar requirements under state securities laws. Our executive officers, directors and those who are beneficial owners of more than 10% of our issued and outstanding shares of common stock will become subject to restrictions affecting their right to sell their shares of common stock. Specifically, each of these persons will become subject to the beneficial ownership reporting requirements under the short-swing profit recapture provisions of Section 16 of the Securities Exchange Act and may sell shares of our common stock only:

         o  in compliance with the provisions of SEC Rule 144;
         o in compliance with the provisions of another applicable exemption from the registration requirements of the Securities Act of 1933; or
         o pursuant to an effective registration statement filed with the SEC under the Securities Act of 1933.

                                     PART II


Item 1. MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


         Our common stock is currently quoted on the National Quotations Bureau's Electronic Quotation Service ("Pink Sheets") under the trading symbol TEKI. Prior to April 20, 2000, our common stock was quoted on the OTC Bulletin Board, a service provided by the NASDAQ Stock Market, Inc. Our common stock was removed from the OTC BB in accordance with NASD Market Rule 6530, requiring that we register our common stock with the SEC. We intend to re-list our common stock on the OTC BB after the SEC has completed its review of this Form 10-SB and any required amendments. As of September 30, 2000, we had 56 holders of record of our common stock. Approximately one-third of our 22,954,500 outstanding shares were held in street name by an unknown number of beneficial owners. We believe the principal market area for our stock is the United States, although we also have investors in Canada and Taiwan.


         The following table sets forth the high and low bid prices for our common stock as reported for each quarterly period since it began trading on the OTC BB in August 1998. Prior to the merger, the common stock of Diversified Technologies, Inc. was not actively traded; and, therefore, no price information is available. The prices are inter-dealer prices, do not include retail mark up, mark down or commission and may not necessarily represent actual transactions.


                                  Market Price
                                  ------------


         2000                       High                   Low
         ----                       ----                   ---
First Quarter                       $4.50                 $1.40
Second Quarter                       1.38                  .94
Third Quarter                        1.00                  .68


         1999                       High                   Low
         ----                       ----                   ---
First Quarter                       $1.25                 $.44
Second Quarter                       .85                   .43
Third Quarter                        .77                   .51
Fourth Quarter                       2.25                  .49

         1998                       High                   Low
         ----                       ----                   ---
Third Quarter                       $.94                  $.46
Fourth Quarter                      1.75                   .51


         As of the latest practicable date, September 29, 2000, the closing quotation for our common stock as reported in the Pink Sheets was $0.75. You should obtain current market quotations for our common stock because the market price of our stock may fluctuate greatly. You can obtain these quotations from various websites or by calling your broker.

Dividend Policy

         We have never declared or paid a cash dividend on our common or preferred stock, and do not intend to pay any cash dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Paying dividends in the future will depend upon, among other things, our ability to generate earnings, need for capital and overall financial condition.


Item 2.           LEGAL PROCEEDINGS

         We are not a party to any pending legal proceedings, nor are our directors or officers. We have no knowledge of any pending legal proceedings to which those parties owning 5% or more of our stock are a party. We are not aware of any legal proceedings contemplated, or threatened by or against us.


Item 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         On April 21, 2000, our Board of Directors unanimously approved the change of our independent accountants for the audits of our consolidated financial statements for the years ended December 31, 1998 and 1999, from Reznick Fedder & Silverman (Reznick) to Grant Thornton, LLP, and on June 1, 2000, we engaged Grant Thornton, LLP as our independent accountants.

         Reznick served as the independent accountant for both ATC LLC, prior to the merger with Diversified, and for Diversified. The reports of Reznick for the fiscal years ended December 31, 1997, for both ATC LLC and Diversified, contained no adverse opinions, disclaimer of opinions or qualification or modification as to uncertainty, audit scope or accounting principles. However, such reports did contain explanatory paragraphs relating to each company's ability to continue as a going concern.

         Following the merger, we engaged Reznick as our independent accountant to conduct audits of our December 31, 1998 and 1999 consolidated financial statements. On April 21, 2000, our board of directors unanimously agreed to dismiss Reznick as our independent accountants, prior to their completion of these audits.

         During the fiscal years ended December 31, 1998 and December 31, 1999, and the interim period from January 1, 2000 through April 21, 2000, we had no disagreements with Reznick on any accounting principles or practices, financial statement disclosures or auditing scope or procedure, which, if not resolved to the satisfaction of Reznick would have caused them to make reference to the subject matter of the disagreement in connection with their reports. No event described in paragraph (a)(1)(iv) of Item 304 of Regulation S-B promulgated by the SEC has occurred within our fiscal years ending December 31, 1998 and December 31, 1999, or the period from January 1, 2000 through April 21, 2000.

         We did not consult with Grant Thornton during the fiscal years ended December 31, 1998 and December 31, 1999, and the interim period from January 1, 2000 through June 1, 2000 on any matter which was the subject of any disagreement or any reportable event or on the application of accounting principles to a specified transaction, either completed or proposed.


Item 4.           RECENT SALES OF UNREGISTERED SECURITIES


         The following table sets forth sales of our securities from the date of the merger through September 30, 2000 without registration under the Securities Act of 1933. Prior to the merger with ATC LLC, our predecessor, Diversified Technologies, Inc., sold 1,000,000 shares of its common stock pursuant to Regulation D, Rule 504 for $245.


                                                  Amount
                                                  Sold                                                        Persons/
                              Title of            (# of        Total Offering         Exemption           Class of Persons
          Date                Security           shares)           Price             Relied Upon            to Whom Sold
          ----                --------           -------           -----             -----------          ------------------

July 7, 1998                Common Stock         6,200,000     None - Issued        Rules 505/506         Members of ATC LLC
                                                                pursuant to
                                                                   Merger
                                                                 Agreement
July 7, 1998               Series A Voting       2,066,667     None - Issued        Rules 505/506         Members of ATC LLC
                             Convertible                        pursuant to
                             Preferred Stock                       Merger
                                                                 Agreement
July, 1998 -                Common Stock         6,400,000       $1,000,000        Reg. D/Rule 504       Certain Prior Members
April, 1999                                                                                               of ATC LLC and John
                                                                                                       D. Brasher, Jr., Esquire
                                                                                                                  (1)
August 28, 1998             Common Stock           155,000     None-Employee      ss.4(2) Private              Employees
                                                                Stock Award            Offering
                                                                 under 1997
                                                               Employee Stock
                                                                Compensation
                                                                    Plan
August 6, 1999              Common Stock           125,000        $50,000               Reg. S               Wen-Tsung Wu
October 18, 1999            Common Stock         2,000,000       $1,000,000             Reg. S              Tseng Yun Tsai
November 22, 1999           Common Stock         2,000,000     $1,000,000(2)            Reg. S              Tseng Yun Tsai


                                                   Amount
                                                    Sold                                                       Persons/
                              Title of             (# of      Total Offering         Exemption             Class of Persons
          Date                Security             shares)         Price            Relied Upon             to Whom Sold
          ----                --------             -------         -----            -----------           ------------------
Various dates in            Common Stock            37,000     None- Employee     ss.4(2) Private              Employer
1999                                                            Stock Award            Offering
                                                                 under 1997
                                                               Employee Stock
                                                                Compensation
                                                                    Plan
Various dates in            Common Stock            32,500    $3,250 (Exercise    ss.4(2) Private        Employees/Consultants
1999                                                          of Stock Options         Offering
                                                                at $.10 per
                                                                   share)
January 26, 2000            Common Stock         2,000,000     $1,000,000(2)            Reg. S              Tseng Yun Tsai
June 20, 2000               Common Stock         2,000,000     $1,200,000(2)            Reg. S              Tseng Yun Tsai

-----------------
(1) These ATC LLC Members include Goa Telengut, Pierre Theberge, Robert G. Clarke, Vista Capital Corporation, First Atlantic Equities Ltd., Mirmar Investments Ltd., Christopher Cory and Canadian Energy Funding, Inc. Mr. Brasher was the attorney for Diversified Technologies, Inc. and provided legal services relating to the merger with ATC LLC.

(2) Mr. Tsai exercised 2,000,000 Class D warrants, 2,000,000 Class E warrants and 2,000,000 Class F warrants, pursuant to his private placement subscription agreement dated October 18, 1999.

Private Placement Subscription for Common Stock by Tseng Yun Tsai

         In a private placement of our securities, exempt under Regulation S from the registration requirements of the Securities Act of 1933, Tseng Yun Tsai, a citizen and resident of Taiwan, R.O.C., a non-affiliate, entered into a subscription agreement with us on October 18, 1999, whereby Mr. Tsai agreed to purchase 2,000,000 shares of our common stock at a purchase price of $.50 per share and the following detachable warrants:

         o 2,000,000 Class D Warrants entitling Mr. Tsai to purchase the same number of shares of common stock at an exercise price of $.50 per share until November 30, 1999;
         o 2,000,000 Class E Warrants entitling Mr. Tsai to purchase the same number of shares of common stock at an exercise price of $.50 per share until March 31, 2000;
         o 2,000,000 Class F Warrants entitling Mr. Tsai to purchase the same number of shares of common stock at an exercise price of $.60 per share until August 31, 2000; and
         o 2,000,000 Class G Warrants entitling Mr. Tsai to purchase the same number of shares of common stock at an exercise price of $.65 per share until August 31, 2001.

         Under the subscription agreement, Mr. Tsai has the right to appoint one director to our Board of Directors annually upon completion of the offering and the right to appoint two directors to our Board of Directors annually upon the exercise of all of the warrants he purchased.

Item 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by Wyoming law, our articles of incorporation provide that we may indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether formal or informal by reason of the fact that he is or was or has agreed to become a director, officer, employee or agent of ours, or is or was serving or has agreed to serve at our request, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or admitted in such capacity against costs, charges, expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, have no reasonable cause to believe his conduct was unlawful. To the extent that a director, officer, or employee of the corporation has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit or proceeding, or in defense of any claim, issue, or matter therein, he may be indemnified against all costs and expenses (including attorneys' fees) actually and reasonably incurred by him or on his behalf in connection therewith. We may also bear the costs, charges and expenses incurred by a person in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. These expenditures could be substantial and may not be recouped, even if we are so entitled. In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exceptions to Indemnification Rights

         We are not obligated, pursuant to the terms of our articles of amendment:

         o to indemnify or advance expenses to any person with respect to proceedings or claims initiated or brought voluntarily by him or her and not by way of defense, except with respect to proceedings brought to establish or enforce a right to indemnification under our articles of incorporation or any other statute or law or otherwise as required under the Wyoming Business Corporation Act, such indemnification or advancement of expenses may be provided by the corporation in specific cases if the board of directors finds it to be appropriate;

         o to indemnify any person for any expenses incurred by him or her with respect to any proceedings instituted by him or her to enforce or interpret our articles of incorporation, if a court of competent jurisdiction determines that each of the material assertions made by him or her in such proceedings was not made in good faith or was frivolous;

         o to indemnify any person for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA, excise taxes or penalties, and amounts paid in settlement) which have been paid directly to him or her by an insurance carrier and a policy of officers', directors' liability insurance maintained by the corporation; or

         o to indemnify any person for expenses or the payment of profits arising from the purchase and sale by him or her of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, or any similar or successor statute.

Exclusion of Director Liability

         Pursuant to Wyoming law, our articles of incorporation exclude personal liability on the part of our directors to us or any stockholder for monetary damages for breach of his fiduciary duty as a director, except for liability for:

         o any breach of a directors' duty of loyalty to us or our stockholders,

         o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

         o  for improper payment of dividends, or

         o for any transaction from which the director derives an improper personal benefit. This exclusion of liability does not limit any right with which a director may have to be indemnified and does not affect any directors' liability under federal or applicable state securities laws.


                       WHERE YOU CAN FIND MORE INFORMATION

         Prior to filing this registration statement, we were not subject to the informational requirements of the Securities Exchange Act of 1934, and, thus, have not previously filed reports, proxy statements and other information with the Securities and Exchange Commission. However, after the effective date of this registration statement, our subsequent reports, proxy statements and other information required to be filed with the SEC will be available for inspection and copying at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer with the SEC. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's web site is: http://www.sec.gov. Our web site address is: http://www.tekdigitel.com.


         You should rely only on the information contained in this registration statement or to which we have referred you. We have not authorized anyone to provide any information or to make any representation that is different. The information in this registration statement is only accurate as of the date of this registration statement.

                                    PART F/S

                             TEK DIGITEL CORPORATION
                              FINANCIAL STATEMENTS


INDEPENDENT AUDITORS' REPORT..........................................F-2

CONSOLIDATED BALANCE SHEETS...........................................F-3

CONSOLIDATED STATEMENTS OF OPERATIONS.................................F-4

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY.......................F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS.................................F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS............................F-7

                          INDEPENDENT AUDITORS' REPORT


To the Stockholders and Board of Directors of TEK DigiTel Corporation

We have audited the accompanying consolidated balance sheet of TEK DigiTel Corporation and subsidiary (the "Company") as of December 31, 1999, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the two years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of TEK DigiTel Corporation and subsidiary as of December 31, 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



/s/ Grant Thornton, LLP
Vienna, Virginia
July 3, 2000

                            TEK DIGITEL CORPORATION
                          CONSOLIDATED BALANCE SHEETS


                                                                        December 31,       June 30,
                                                                            1999             2000
                                                                        ------------       --------
Assets                                                                                    (unaudited)
Current Assets:
   Cash                                                               $  477,682          $1,101,088
   Accounts receivable                                                    34,385              78,419
   Inventory                                                             371,432             365,809
   Prepaid expenses and other current assets                             171,563             123,920
                                                                     -----------         -----------

      Total Current Assets                                             1,055,062           1,669,236

Property and equipment, net                                               66,877              94,551

Other assets                                                             102,973             133,922
                                                                     -----------         -----------

                                                                      $1,224,912          $1,897,709
                                                                     ===========         ===========
Liabilities and Stockholders' Equity

Current Liabilities:
   Accounts payable                                                   $  169,873          $  202,523
   Accrued expenses                                                       89,223             156,077
   Unearned revenue                                                      269,200             242,097
                                                                     -----------         -----------

Total Current Liabilities                                                528,296             600,697
                                                                     -----------         -----------

Commitments and Contingencies                                                 --                  --

Stockholders' Equity:

   Preferred stock, no par value, 20,000,000 shares authorized, of which 2,100,000 has been designated as convertible Series A voting preferred stock.  At both December 31, 1999 and
     June 30, 2000, 2,066,667 shares of convertible Series A
     voting preferred stock were issued and outstanding                  435,798             435,798


  Common stock no par value, 50,000,000 shares authorized,
     18,949,500 and 22,954,500 shares issued and outstanding at
      December 31, 1999 and June 30, 2000, respectively                3,362,353           5,562,853

Other - stock options                                                    631,325             631,325

Deferred compensation                                                   (343,438)           (255,594)

Accumulated deficit                                                   (3,389,422)         (5,077,370)
                                                                     -----------         -----------

Total Stockholders' Equity                                               696,616           1,297,012
                                                                     -----------         -----------

                                                                     $ 1,224,912         $ 1,897,709
                                                                     -==========         ===========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            TEK DIGITEL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                   Year Ended December 31,           Six Months Ended June 30,
                                                  ------------------------          ---------------------------
                                                   1998              1999              2000             1999
                                                   ----              ----              ----             ----
                                                                                    (Unaudited)      (Unaudited)
Revenues:
     Product sales                           $       --        $     56,399      $    195,990      $      7,800
     License revenue                                 --             150,000              --              50,000
     Contract sales - related party                60,832              --                --                --
     Contract sales - other                        12,570             8,000              --                --
                                             ------------      ------------      ------------      ------------
          Total revenue                            73,402           214,399           195,990            57,800
                                             ------------      ------------      ------------      ------------

Operating expenses:
    Cost of sales                                  31,470            67,590           153,470             8,449
    Sales and marketing                            29,614           652,817           460,210           131,672
    General and administrative                    493,033           651,423           646,648           348,853
    Research and development                      611,498         1,012,934           641,170           608,165
                                             ------------      ------------      ------------      ------------
         Total operating expenses               1,165,615         2,384,764         1,901,498         1,097,139
                                             ------------      ------------      ------------      ------------
Loss from operations                           (1,092,213)       (2,170,365)       (1,705,508)       (1,039,339)

Other income                                       10,221             8,277            17,560               265
                                             ------------      ------------      ------------      ------------

Net loss                                     $ (1,081,992)     $ (2,162,088)     $ (1,687,948)     $ (1,039,074)
                                             ============      ============      ============      ============

Net loss per share:
     Basic and diluted                       $      (0.15)     $      (0.14)     $      (0.08)     $      (0.07)
                                             ============      ============      ============      ============

     Weighted average common shares
         outstanding - basic and diluted        6,994,648        15,383,154        20,864,308        14,287,616
                                             ============      ============      ============      ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                             TEK DIGITEL CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         Preferred Stock        Common Stock
                                         ---------------        ------------
                                                                                     Other-      Accum-    Deferred        Total
                                                   No Par                 No Par     Stock       ulated     Compen-    Stockholder's
                                          Shares    Value     Shares       Value     Options     Deficit    sation        Equity
                                        ---------  --------   -------     --------  --------    ---------- ---------   -------------
Balance, January 1, 1998                1,642,977  $178,467   4,928,917  $   89,233  $     --  $  (145,342)  $      --   $  122,358
   Sale of ATC Group LLC interest for
       cash, converted to capital stock   217,026   133,333     651,083      66,667        --           --          --      200,000
   Issuance of shares pursuant to the
       merger with Diversified
       Technologies, Inc.                                     1,000,000         245        --           --          --          245
   Issuance of shares for services        206,664   123,998   1,620,000      87,000        --           --          --      210,998
   Sale of common stock units for cash                        1,600,000     160,000        --           --          --      160,000
   Exercise of common stock purchase
       warrants                                               2,422,976     386,205        --           --          --      386,205
   Issuance of common stock to employees                        155,000      85,250        --           --          --       85,250
   Recognition of deferred compensation
       on stock options                                                               347,850           --    (347,850)          --
   Amortization of deferred compensation                                                   --                   38,650       38,650
   Net loss                                                                                --   (1,081,992)         --   (1,081,992)
                                        ---------  --------  ----------  ----------  --------  -----------   ---------   ----------
Balance, December 31, 1998              2,066,667   435,798  12,377,976     874,600   347,850   (1,227,334)   (309,200)     121,714
   Issuance of common stock pursuant to
       the exercise of stock purchase
       warrants                                --        --   2,377,024     413,795        --           --          --      413,795
   Issuance of common stock units in
       private placement, net                  --        --   4,000,000   1,992,091        --           --          --    1,992,091
   Issuance of common stock in private
       placement, net                          --        --     125,000      48,127        --           --          --       48,127
   Common stock issued to employees                              37,000      30,490        --           --     (27,340)       3,150
   Exercise of stock options                   --        --      32,500       3,250        --           --          --        3,250
   Recognition of deferred compensation
        on stock options                       --        --          --          --   283,475           --    (283,475)          --
   Amortization of deferred compensation                                                   --           --     276,577      276,577
   Net loss                                    --        --          --          --        --   (2,162,088)         --   (2,162,088)
                                        ---------  --------  ----------  ----------  --------  -----------   ---------   ----------
Balance, December 31,1999               2,066,667   435,798  18,949,500   3,362,353   631,325   (3,389,422)   (343,438)     696,616

   Exercise of common stock purchase
       warrants                                --        --   4,000,000   2,200,000        --           --          --    2,200,000
   Stock options exercised                                        5,000         500        --           --          --          500
   Amortization of deferred compensation                 --          --          --                             87,844       87,844
   Net loss                                    --        --          --          --        --   (1,687,948)         --   (1,687,948)
                                        ---------  --------  ----------  ----------  --------  -----------   ---------   ----------
Balance, June 30, 2000 (unaudited)      2,066,667  $435,798  22,954,500  $5,562,853  $631,325  $(5,077,370)  $(255,594)  $1,297,012
                                        =========  ========  ==========  ==========  ========  ===========   =========   ==========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            TEK DIGITEL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                    Six Months Ended
                                                                 Years Ended December 31,                June 31,
                                                            ------------------------------    ----------------------------
                                                                 1998             1999             2000           1999
                                                                 ----             ----             ----           ----
                                                                                               (Unaudited)      (Unaudited)
Cash Flows From Operating Activities
Net Loss                                                    $(1,081,992)     $(2,162,088)     $(1,687,948)     $(1,039,074)
Adjustments to reconcile net loss to net cash
        provided by operating activities:
         Depreciation                                             9,847           25,916           17,936            5,594
         Amortization of deferred compensation                   38,650          276,577           87,844          216,422
         Issuance of preferred and common stock to non-
          employees for services                                211,245             --               --               --
         Issuance of common stock to employees for
            services                                             85,250            3,150             --              3,150
         Changes in operating assets and liabilities
              Increase in accounts receivables                     --            (34,385)         (44,034)          (4,460)
              (Increase) decrease in inventory                     --           (371,432)           5,623          (89,384)
              (Increase) decrease in prepaids and other
                current assets                                  (22,533)        (149,030)          47,644            8,533
              (Increase) decrease in other assets              (117,525)          14,552          (30,949)          16,567
              Increase (decrease) in accounts payable            81,206           87,349           32,650          141,620
              Increase (decrease) in accrued expenses            95,825           (8,054)          66,854           19,021
              Increase (decrease) in unearned revenue              --            269,200          (27,103)         197,200
                                                            -----------      -----------      -----------      -----------
Net cash used in operating activities                          (700,027)      (2,048,245)      (1,531,483)        (524,811)
                                                            -----------      -----------      -----------      -----------
Cash Flows From Investing Activities
Purchases of property and equipment                             (18,823)         (67,715)         (45,611)         (10,000)
                                                            -----------      -----------      -----------      -----------
Cash Flows From Financing Activities
Sale of ATC Group LLC capital interest, converted
     capital stock                                              200,000             --               --               --
Proceeds from issuance of common stock units                    160,000        1,040,218             --               --
Proceeds from the exercise of stock purchase warrants           386,205        1,413,795        2,200,000          413,795
Proceeds from the exercise of stock options                        --              3,250              500             --
                                                            -----------      -----------      -----------      -----------
Net cash provided by financing activities                       746,205        2,457,263        2,200,500          413,795
                                                            -----------      -----------      -----------      -----------
Net change in cash and cash equivalents                          27,355          341,303          623,406         (121,016)
Cash at beginning of year                                       109,024          136,379          477,682          136,379
                                                            -----------      -----------      -----------      -----------
Cash at end of year                                         $   136,379      $   477,682      $ 1,101,088      $    15,363
                                                            ===========      ===========      ===========      ===========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                             TEK DIGITEL CORPORATION
                   Notes to Consolidated Financial Statements

Note 1 - Organization and Description of the Business

         TEK DigiTel Corporation (the "Company") was formed as ATC Group LLC in December 1995. In July 1998, the Company merged with and into ATC Group, Inc., a wholly-owned subsidiary of Diversified Technologies, Inc. ("Diversified"). The merger was in effect a reverse acquisition, and was accounted for as a recapitalization as more fully described in Note 3 below.

         The Company is a state-of-the-art technology company that develops and manufactures Internet access devices used by service providers to offer integrated voice/data services to the small and medium size business. In addition, the Company has developed the software and services necessary to help them deploy and manage these devices and offer sophisticated voice services to their customers.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, ATC Group, Inc. (ATC Inc.). Intercompany accounts and transactions have been eliminated in consolidation.


         The unaudited consolidated interim financial statements as of June 30, 2000, and for the six-month periods ended June 30, 2000 and 1999, included herein, have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations relating to interim financial statements. These interim financial statements reflect all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to present fairly the consolidated financial position and the consolidated results of operations of the Company for the period indicated. Results of operations for the interim period are not necessarily indicative of the results of operations for the full year.


Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

         The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Supplemental Cash Flow Information

         For the years ended December 31, 1999 and 1998, the Company paid no income taxes or interest.

Inventory


         Inventories are stated at the lower of cost, utilizing the first-in, first-out method, or market. Inventory consists primarily of hardware components used in the assembly of iGATE servers. Management reviews inventory at regular intervals for obsolescence, and at December 31, 1999 believes no material obsolescence exists.


Property and Equipment

         Property and equipment are stated at original cost and are depreciated using an accelerated depreciation method over the estimated useful lives of the assets, ranging from three to five years. Routine repairs and maintenance are expensed as incurred.

Revenue Recognition


         Product sales revenue is generally recognized upon product shipment. Contract services revenue is recognized when the services are performed. During the year ended December 31, 1999, the Company recognized license revenue related to a one-time non-exclusive license to manufacture the Company's products which was terminated and under which the Company has no continuing obligation. Cash received prior to product shipment is recorded as unearned revenue.

License and Royalties

         The company amortizes the cost of licenses it has entered into over the life of the license as a general and administrative cost. Royalty costs are charged to cost of sales as units are sold.


Stock-Based Compensation

         The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under
APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

         The Company accounts for non-employee stock-based awards in which services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured.

Net Loss per Share

         The Company reports basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing net income
(loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income (loss), adjusted by the assumed conversion of any potential common share equivalents, including stock options, stock purchase warrants and convertible Series A voting preferred stock, by the weighted number of common shares and common share equivalents (unless their effect is anti-dilutive) outstanding. Common stock equivalents totaling 17,825,000 were not included in the computation of diluted loss per share, because to do so would have been anti-dilutive at December 31, 1999.


Income Taxes

         Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the differences between the financial statement bases and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to more likely than not be realized.

Recently Issued Accounting Standards

         In June 1998, the Financial Accounting Standard Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value and gains or losses depends on the intended use of the derivative and its resulting designation. The statement was originally effective for fiscal years beginning after June 15, 1999. In July 1999, FASB delayed implementation of this standard for one year, to June 30, 2000. The Company will adopt SFAS No. 133 in the first quarter of 2001. The Company does not expect the adoption of SFAS No. 133 will have a material effect on its consolidated financial statements.


         In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. The SAB expresses the SEC's views on applying generally accepted accounting principles to revenue recognition in financial statements. The Company's application of the SAB did not have a material impact on its financial statements, however, certain SEC staff interpretations of the SAB have not been published and may have an effect on the applicability of the SAB in relation to the Company's financial statements.


         In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". With the exception of certain provisions that required earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. The Company does not expect that the adoption of this interpretation will have a material impact on its financial statements.

Note 3 - Merger with Diversified Technologies, Inc.

         On June 18, 1998, ATC Group LLC (ATC LLC) and ATC Inc. were merged, with ATC Inc. being the surviving corporation. ATC Inc. was formed solely to facilitate this merger, and is a wholly-owned subsidiary of Diversified. Diversified's name was changed to TEK DigiTel Corporation upon consummation of the merger. The members of ATC LLC received, in exchange for 100% of their ownership interest in ATC LLC, 6,200,000 shares of common stock and 2,066,667 shares of convertible Series A voting preferred stock. Each share of convertible Series A voting preferred stock is convertible, subject to certain terms and conditions described in Note 6, into six shares of the Company's common stock. The effective date of the merger was July 6, 1998. Prior to the merger, Diversified was a non-reporting Over-the-Counter Electronic Bulletin Board ("OTC BB") listed company with no significant assets or liabilities, and no operations.

         For accounting purposes, the acquisition has been treated as a recapitalization of ATC LLC, with ATC LLC as the acquirer (reverse acquisition). The historical financial statements prior to July 6, 1998 are those of ATC LLC. ATC LLC, ATC Inc. and Diversified executed the merger transaction as a reorganization. Neither ATC LLC, any of its members, ATC Inc. or Diversified recognized any gain or loss as a result of the merger.


Note 4 - Inventory


         Inventory consisted of the following at December 31, 1999 and June 30, 2000:



                                               1999             2000
                                               ----             ----
                                                            (unaudited)

Raw materials                                $103,126         $159,964
Work in process                               257,135           31,176
Finished goods                                 11,171          174,669
                                             --------         --------
                                             $371,432         $365,809
                                             ========         ========


Note 5 - Property and Equipment

         Property and equipment consisted of the following at December 31, 1999 and June 30, 2000:



                                               1999             2000
                                               ----             ----
                                                            (unaudited)

Computer and test equipment                  $ 79,922         $112,730
Furniture, fixtures and office equipment       33,732           46,534
                                             --------         --------
                                              113,654          159,264
Less: Accumulated depreciation                 46,777           64,713
                                             --------         --------
                                             $ 66,877         $ 94,551
                                             ========         ========


Note 6 - Other Assets

         Other Assets consisted of the following at December 31, 1999 and June 30, 2000:


                                               1999             2000
                                               ----             ----
                                                            (unaudited)
Deposits                                     $ 19,248         $ 19,248
License Fee                                    83,725          114,674
                                             --------         --------
                                             $102,973         $133,922
                                             ========         ========

Note 7 - Stockholders' Equity


         The January 1, 1998 retained earnings has been adjusted to reflect capital contributions in the form of salary forgiveness totaling $50,000 during 1996 and 1997 not previously recorded.

Formation of the Company and Merger with Diversified

         During 1998, prior to its merger with Diversified, ATC LLC sold $200,000 of member interests to investors. In connection with the merger described below, the Company exchanged these interests into 432,479 shares of common stock and 144,159 shares of Series A voting convertible preferred stock. The Company issued an individual 208,604 shares of common stock and 72,867 shares of Series A voting convertible preferred stock as a fee for arranging this investment.

         On June 15, 1998, Diversified entered into a Fixed Services Agreement with John D. Brasher, an officer of Diversified, to provide legal services to the Company related to the merger. The Agreement stated that the value of the services being offered was $25,000. The Agreement provides for the payment of these services to be made by the issuance of 1,000,000 shares of the Company's common stock via the exercise of a stock warrant issued to John D. Brasher with an exercise price of $0.025 per share. Mr. Brasher received 1,000,000 common shares in exchange for providing $25,000 of legal services that were expensed in 1998.

         Pursuant to the Agreement and Plan of Merger, the Company agreed to sell 1,600,000 units at a price of $0.10 per unit. Each unit consisted of one share of common stock; one Class A common stock purchase warrant exercisable until April 30, 1999 to purchase one share of the Company's common stock for $0.12 per share; one Class B common stock purchase warrant exercisable until April 30, 1999 to purchase one share of the Company's common stock for $0.16 per share; and one Class C common stock purchase warrant exercisable until April 30, 1999 to purchase one share of the Company's common stock for $0.22 per share. The Company sold, on July 24, 1998, all the units to an individual who was an officer of Diversified. All the warrants were exercised during 1998 and 1999.

         On June 18, 1998, ATC LLC was merged with and into ATC Inc. ATC Inc. was formed solely to facilitate this merger and is a wholly-owned subsidiary of Diversified. Diversified's name was changed to TEK DigiTel Corporation upon consummation of the merger. The members of ATC LLC received, in exchange for 100% of their ownership interest in ATC LLC, 6,200,000 shares common stock and 2,066,667 shares of Series A, Voting Convertible Preferred Stock. The effective date of the merger was July 6, 1998. Prior to the merger with ATC LLC, Diversified had 1,000,000 shares of common stock issued and outstanding which became issued and outstanding shares of the Company.

         In connection with the merger, the NE Group received a commission of 620,000 shares of the Company's common stock and 206,664 shares of the Company's convertible Series A preferred stock for services related to the merger. These services were estimated by management to have a fair market value of approximately $186,000 based on a value per share of common stock of $0.10. Management believes that this price was representative of the market value of the Company's common stock at that time, evidenced by the sales price of $0.10 per share received in a private offering of units at the time of the merger.

Series A Voting Convertible Preferred Stock

         The Company has authorized 20,000,000 shares of preferred stock, no par value, of which the Company has designated a total of 2,100,000 shares as Series A Voting Convertible Preferred Stock (the Series A preferred stock).

         The shares of Series A preferred stock are not subject to redemption. Each share of Series A preferred stock may, subject to certain terms and conditions as outlined below, be converted, at the option of the holder, into six shares of the Company's common stock.

         On March 8, 1999, because the Company had not met certain conditions related to the conversion of the Series A Preferred Stock, it was subject to the automatic conversion into six shares of common stock. However, by unanimous written agreement, on April 24, 2000, all of the Series A preferred stockholders waived their right to immediately convert their Series A preferred stock and agreed to be bound by the conversion rates and the conversion conditions as set forth in the table below. These conversion conditions need not be satisfied in any particular order, nor is the satisfaction of any conversion condition dependent upon the prior satisfaction of any other conversion condition.

         As of December 31, 1999, the first conversion provision had been achieved, however no Series A preferred stock shares had been converted into shares of common stock as of that date.


                                                                           Conversion
                         Conversion Conditions                                Rate                  Status
                         ---------------------                             ----------               ------

   (i)   1/4 of the shares of Series A preferred stock held                   6:1           Condition achieved in
         may be converted when the Company's two-                                           May 1999
         port Voice Server has successfully completed
         original beta testing by a customer.

   (ii)  1/4 of the shares of Series A preferred stock held                   6:1           Condition not yet
          may be converted when the Company's four-                                         achieved
         port Voice Server has successfully completed
         original beta testing by a customer.

   (iii) 1/4 of the shares of Series A preferred stock held                   6:1           Condition not yet
         may be converted when the Company has                                              achieved
         recorded an aggregate of $5,000,000 in sales.

   (iv) 1/4 of the shares of Series A preferred stock held                    6:1           Condition not yet
         may be converted when the Company has                                              achieved
         recorded an aggregate of  $10,000,000 in sales.

         Series A preferred stockholders are entitled to vote in elections of directors and on other matters generally as to which the Company's stockholders may vote. Each share of Series A preferred stock is entitled to cast three votes on every matter placed before stockholders. The shares of Series A preferred stock vote with the common shares and not as a separate class.

         The Series A preferred stockholders are not entitled to receive any dividends. However, if a dividend is declared on the Company's common stock or on any series of preferred stock ranking equal or junior to the Series A preferred stock then Series A preferred stockholders are entitled to receive a proportional share of the dividend.

Private Placement Offerings

         On October 18, 1999, the Company entered into a Private Placement Agreement for the sale of 2,000,000 units under an exemption from registration provided by Regulation S with an individual for $0.50 per unit. Each unit consists of one share of the Company's common stock, and four warrants, Class D, E, F and G, exercisable at various dates through August 31, 2001. The Class D and Class E warrants are exercisable at $0.50 per share, the Class F warrant is exercisable at $0.60 per share, and the Class G warrant is exercisable at $0.65 per share.

         As of December 31, 1999, this individual had exercised the Class D warrant, investing an additional $1,000,000 for the purchase of 2,000,000 shares. Subsequent to December 31, 1999, this individual exercised the Class E and F warrants, investing an additional $2,200,000 for the purchase of 4,000,000 shares. The outstanding Class G warrant is currently exercisable.

         During 1999, the Company also sold 125,000 shares of common stock to an individual for a total investment of $50,000. The Company incurred $1,873 of legal fees related to this investment, and has recorded these fees as an offset to the investment.

Note 8 - Stock Based Compensation


         The Company adopted the 1997 Employee Stock Compensation Plan (the ESC
Plan) for employees, officers, directors and advisors of the Company in January 1997. The Company reserved 1,000,000 shares of common stock for issuance under the ESC Plan. The ESC Plan expires on January 17, 2002. Awards of ESC Plan shares may be made as compensation for services rendered, directly or in lieu of other compensation payable, as a bonus in recognition of past service or performance, or may be sold to eligible employees.

         The Company also adopted the 1997 Compensatory Stock Option Plan (the CSO Plan) for employees in January 1997. The Company reserved 4,500,000 shares of common stock for issuance upon the exercise of options granted under the CSO Plan. The CSO Plan provides only for the issuance of non-statutory stock options which are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The CSO Plan expires on January 17, 2007. CSO Plan options will be granted at exercise prices determined by the Board of Directors or other CSO Plan administrator, but the exercise price may not be less than 85% of the fair market value of the common stock on the date of the grant of the option. Stock options granted under the CSO Plan generally vest ratably over a three-year period and expire 10 years from the date of the grant.

         During the years ended December 31, 1999 and 1998, the Company granted 37,000 and 155,000 shares of common stock to employees, respectively. The shares issued in 1999 become fully vested at various times during 2000 and the shares issued in 1998 were fully vested when granted. The Company has recorded compensation expense of $3,150 and $85,250 related to these stock grants for the years ended December 31, 1999 and 1998. The Company has also recorded deferred compensation of $27,340 related to the stock grants in 1999.

         The following table summarizes stock option transactions:

                                                                                     Weighted
                                                               Number of             Average
                                                                Shares            Exercise Price
                                                               ---------          --------------
         Outstanding at January 1, 1998                                -                 -
         Options granted in 1998                               1,073,000               $.10
                                                               ---------
         Outstanding at December 31, 1998                      1,073,000                .10
         Options exercised                                      (32,500)                .10
         Options granted in 1999                               1,206,750                .68
                                                               ---------
         Outstanding at December 31, 1999                      2,247,250                .40
                                                               =========
         Exercisable at December 31, 1999                        632,194                .11
                                                              ==========

         The following table summarizes information about stock options outstanding at December 31, 1999:

                                                       Options Outstanding                        Options Exercisable
                                                       -------------------                        -------------------
                                                            Weighted          Weighted                          Weighted
                                           Number            Average          Average          Number           Average
                                             of             Exercise          Contract           of             Exercise
                                           Shares             Price          Life (Yrs)        Shares            Price
                                           ------             -----          ----------        ------            -----
         $0.10 Exercise price               1,044,250         0.10              2.98             623,417          0.10
         $0.50 Exercise price                  78,000         0.50              2.23               3,777          0.50
         $0.60 Exercise price                 370,000         0.60              3.00                   -          0.60
         $0.75 Exercise price                 755,000         0.75              2.99               5,000          0.75

         The Company accounts for stock options granted to employees in accordance with APB No. 25. Under APB No. 25, when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company recorded compensation expense of $276,577 and $38,650 related to options which were granted with the exercise price less than market price in the years ended December 31, 1999 and 1998, respectively. The Company has provided additional pro forma disclosures as required by SFAS No. 123, "Accounting for Stock-Based Compensation".

         For disclosure purposes, the fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for stock options and rights to receive stock in 1999 and 1998; no annual dividends, expected volatility of 30%, risk-free interest rate ranging of 5% and expected life of three years. The weighted-average fair values of the stock options granted in 1999 and 1998 were $0.33 and $0.45, respectively.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of normal publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

         Had compensation cost been based upon the fair value of the option on the date of grant, as prescribed by SFAS No. 123, the Company's pro forma net loss and pro forma net loss per share for the years ended December 31, 1999 and 1998 using the Black-Scholes option pricing model would have been approximately $2,169,000 and $0.14 and $1,083,000 and $0.15, respectively.


Note 9 - Income Taxes


         No provision for U.S. federal or state income taxes have been recorded in any period, as the Company has incurred operating losses since its inception.

         Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes as of December 31, 1999 are as follows:


                                                               1999
                                                               ----
   Net operating loss tax carryforwards                      1,074,000
   Research and development credit carryforwards                45,000
   Other                                                        23,000
                                                            ----------
                                                             1,142,000
   Less: valuation allowance                                (1,142,000)
                                                            -----------
   Deferred tax assets                                      $        -
                                                            ==========

         Realization of deferred tax assets is dependent upon future earnings, if any. The Company has recorded a full valuation allowance against its deferred tax assets since management believes it is more likely than not that these assets will not be realized. No income tax benefit has been recorded for all periods presented because of the valuation allowance.

         At December 31, 1999, the Company has available, for U.S. income tax purposes, net operating loss carryforwards of approximately $2,718,000, which can be used to offset future taxable income through 2019 and a credit for research and development costs of approximately $45,000. There can be no assurance that the Company will realize the benefit of the net operating loss or research and development credit carryforwards. In addition, the Company's utilization of its net operating loss carryforward may be limited pursuant to Internal Revenue Code Section 382, due to cumulative changes in ownership in excess of 50% within a three year period.

         The primary difference in the Company's federal statutory income tax rate and the Company's effective rate is primarily attributed to the impact of state income taxes and the recording of a full valuation allowance.


Note 10 - Related Party Transactions


         During the years ended 1998 and 1999, the Company rented office space, purchased consulting services, and acted as a subcontractor from one of its stockholders. During the years ended December 31, 1999 and 1998, the Company paid this stockholder $30,250 and $13,750 for such services. In addition, during the year ended December 31, 1998 the Company recognized consulting revenue of $60,832 for technical consulting services provided by this stockholder. In January 2000, the Company relocated its offices and no longer leases office space from this party.


Note 11 - Commitments and Contingencies


Operating Leases

         The Company leases office space and equipment under non-cancelable operating leases expiring at various times through 2005. Total rent expense for all operating leases was $50,361 and $41,292 for the years ended December 31, 1999 and 1998, respectively. Future minimum lease payments under non-cancelable operating leases as of December 31, 1999 are $131,873 in 2000; $136,333 in 2001; $130,419 in 2002; $127,788 in 2003 and $124,884 in 2004.

Licensing Agreement

         As part of the License Agreement with Telogy, the Company has agreed to pay $378,000 for software license royalties through September 2002. As of June 30, 2000, the Company has made payments of $25,700. The amount has been recorded as a prepaid expense and is being amortized as units are sold.

Note 12 - Major Customers


         A limited number of customers have historically accounted for a significant portion of the Company's net revenues. Customers that represented in excess of 10% of the Company's product sales are as follows:



                            June 30, 2000                  December 31, 1999
                            -------------                  -----------------
   Customer A                    14%                              54%
   Customer B                    34%                               -
   Customer C                    15%                               -
   Customer D                    11%                               -

         All of the license revenue recognized by the Company during the year ended December 31, 1999 was received from one company. In addition, during the year ended December 31, 1998, the Company recognized consulting revenue from three customers. As described in Note 10, $60,832 or 83% of the total contract revenue recognized during the year ended December 31, 1998 for technical consulting services provided to a company who is also a stockholder. The remaining customers provided 10% and 7% of consulting revenues.

Note 13 - Operations and Liquidity


         As shown in the accompanying financial statements, the Company has incurred operating losses since its inception, and has accumulated a deficit of $3,389,422 at December 31, 1999. The Company's continued existence is dependent upon its ability to develop profitable operations, successfully introduce its products to market and if necessary, raise additional financing to fund future operations. Subsequent to December 31, 1999, an existing investor in the Company exercised currently outstanding warrants, purchasing 4,000,000 shares of the Company's common stock for $2,200,000. This investor currently holds exercisable warrants for the purchase of an additional 2,000,000 shares of the Company's common stock for $1,300,000. Management believes that this investor will exercise this warrant during 2000, even though it does not expire until August 2001. In addition, management believes that cash on hand, proceeds from the warrants exercised in 2000, and cash flow from operations will be sufficient to meet its operating needs through December 31, 2000, even without the exercise of the currently outstanding warrant.

                                    PART III


   Item 1.        Index to and Description of Exhibits.


   Exhibit
   Number         Exhibit Name
   ------         ------------


   2              Agreement and Plan of Merger by and among                   *
                  Diversified Technologies, Inc., ATC Group, Inc.
                  and ATC Group L.L.C., dated June 10, 1998.

   3(i)           Articles of Incorporation of the Registrant, as amended.    *

   3(ii)          Bylaws of the Registrant.                                   *

   4.1            Agreement and Plan of Merger by and among                   *
                  Diversified Technologies, Inc., ATC Group, Inc.
                  and ATC Group L.L.C., dated June 10, 1998.
                  (Filed as Exhibit 2.)

   4.2            Form of Stock Certificate of Common Stock.                  *

   4.3            Form of Stock Certificate for Series A,                     *
                  Voting Convertible Preferred Stock.

   4.4            Waiver of Conversion Rights of Series A Preferred Stock.    *

   9              Agreement and Plan of Merger by and among                   *
                  Diversified Technologies, Inc., ATC Group, Inc.
                  and ATC Group L.L.C., dated June 10, 1998
                  (voting trust agreement appearing in Section 1.5).
                  (Filed as Exhibit 2.)

   10.1           Employment Agreement, as amended, dated                     *
                  January 20, 2000, between the Registrant and Enghe Chimood.

   10.2           Employment Agreement, dated April 22, 1999,                 *
                  as amended, between the Registrant and Thomas Yang.

   10.3           Employment Agreement, dated January 20, 1999, as amended,   *
                  between the Registrant and Ke-Ou Chao.

   10.4           Diversified Technologies, Inc. 1997 Compensatory            *
                  Stock Option Plan.

   10.5           Diversified Technologies, Inc. 1997 Employee Stock          *
                  Compensation Plan.


                                      III-1

   Exhibit
   Number         Exhibit Name
   -------        ------------

   10.6           Unanimous Written Consent of the Board of Directors,        *
                  dated May 1, 1999, concerning an amendment to the Diversified Technologies, Inc. 1997 Compensatory
                  Stock Option Plan and the 1997 Employee Stock
                  Compensation Plan.

   10.7           Unit Subscription Agreement, dated October 18, 1999,        *
                  between the Registrant and Tseng Yun Tsai.



   10.8           Office Lease - XXI Office Plaza Associates
                  20030 Century Boulevard, Suite 201, Germantown, Maryland.   *

   10.9           Memorandum of Understanding between the Registrant and     **
                  ePHONE Telecom, Inc., dated July 19, 1999, and Amendment, dated September 11, 1999.

   10.10 Partnership Agreement between the Registrant and CentreCom ** Incorporated, dated November 20, 1999.

   10.11 Memorandum of Understanding between the Registrant and Arelnet Ltd., dated July 28, 2000.

   16             Letter on Change in Certifying Accountant.                  *


   21             Subsidiaries of the Registrant.                             *


   27             Financial Data Schedule.                                    *


   99             Glossary of Key Telecommunications Terms.                   *




   *     Previously filed.


   ** Registrant has omitted portions of Exhibits 10.9 and 10.10 pursuant to a request for confidential treatment.

                                      III-2

                                 SIGNATURE PAGE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment no. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  TEK DigiTel Corporation
                                  (Registrant)




DATE: November 15, 2000           By:  /s/ Thomas Yang
                                       --------------------------------------
                                           Thomas Yang,
                                           Chief Operating Officer and
                                           Co-Chairman of the Board